Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754

COTTONWOOD COMMUNITIES, INC.

SUPPLEMENT NO. 8 DATED MARCH 31, 2022

TO THE PROSPECTUS DATED NOVEMBER 4, 2021

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2021, as supplemented by supplement no. 1 dated November 16, 2021, supplement no. 2 dated November 22, 2021, supplement no. 3 dated November 30, 2021, supplement no. 4 dated December 15, 2021, supplement no. 5 dated January 18, 2022, supplement no. 6 dated February 16, 2022 and supplement no. 7 dated March 15, 2022. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership” or “CROP,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of this offering;

•	information regarding our portfolio;

•	information regarding our distributions;

•	information regarding repurchases;

•	information regarding fees and expenses payable to our advisor and its affiliates;

•	updated risks related to this offering;

•	information regarding compensation to our named executive officers;

•	updated information regarding related party transactions;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2021;

•	updated experts information; and

•	our audited financial statements and the notes thereto as of and for the year ended December 31, 2021.

Status of this Offering

As of March 31, 2022, we have raised gross proceeds of approximately $36.0 million from the sale of approximately 2.0 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $0.6 million. As of March 31, 2022, approximately $964.0 million in shares remain available for sale pursuant to this offering, including approximately $99.4 million in shares available for sale through our distribution reinvestment plan.

Real Estate Investments

As of December 31, 2021, we had a portfolio of $2.1 billion in total assets, with 83.3% of our equity value in operating properties, 10.4% in development and 6.3% in real estate-related investments. We also currently manage approximately 9,800 units in stabilized assets, including approximately 7,300 units in stabilized properties we own or have ownership interests in. The graphic below presents our real estate portfolio by market and investment type by fair value as of December 31, 2021. Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Investments” for additional detail regarding our portfolio.

Distribution Information

On March 22, 2022, our board of directors authorized a distribution for the month of March of 0.05916667, or $0.71 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on March 31, 2022, to be paid in April 2022.

Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for additional detail regarding our distributions paid for the year ended December 31, 2021.

Repurchases

During the year ended December 31, 2021, we received and repurchased in full eligible repurchase requests for 203,537 shares of Class A common stock for $2.6 million, at an average repurchase price of $12.90. We funded our repurchases with cash available from operations, financing activities and capital raising activities.

Fees and Expenses Payable to Our Advisor and its Affiliates

The table below provides information regarding fees and expenses paid to our advisor and its affiliates in connection with their services provided to us pursuant to the terms of the agreements with them in effect at such times. The table includes amounts incurred for the year ended December 31, 2021. We entered an amended and restated advisory agreement on May 7, 2021 at the effective time of our merger with Cottonwood Residential II, Inc. (the “CRII Merger”). The fees paid prior to May 7, 2021 were earned under our prior advisory agreement (amounts in thousands).

Year Ended December 31, 2021
Form of Compensation
Operational Stage
Asset management fees(1)	$8,052
Asset management fees waived by our advisor(2)	(27)
Property management fee(3)	151
Reimbursable operating expenses(4)	331
Performance participation allocation(5)	51,761

$60,268

(1)

Under our advisory agreement in effect through May 6, 2021, we paid our advisor an annual asset management fee, paid monthly, in an amount equal to 1.25% per annum of our gross assets as of the last day of the prior month. Under the amended and restated advisory agreement entered May 7, 2021, our Operating Partnership pays our advisor a monthly management fee equal to 0.0625% of GAV (gross asset value of our Operating Partnership, calculated pursuant to our valuation guidelines and reflective of the ownership interest held by our Operating Partnership in such gross assets), subject to a cap of 0.125% of net asset value of our Operating Partnership.

(2)

In connection with our initial public offering, our advisor agreed to waive its asset management fee each month in an amount equivalent to the 6.0% discount provided to those who purchased Class A shares through certain distribution channels. This was to ensure that we received proceeds equivalent to those received for sales of shares outside of these channels.

(3)

Through May 7, 2021, we paid Cottonwood Communities Management, LLC (our subsidiary following the CRII Merger) a property management fee in an amount up to 3.5% of the annual gross revenues of our multifamily apartment communities that it manages. Cottonwood Communities Management, LLC could subcontract the performance of its property management duties to third parties and Cottonwood Communities Management, LLC would pay a portion of its property management fee to the third parties with whom it subcontracts for these services.

(4)

Under our advisory agreement in effect through May 7, 2021, we reimbursed our advisor or its affiliates for all actual expenses paid or incurred by our advisor or its affiliates in connection with the services provided to us; provided, however, that we did not reimburse our advisor or its affiliates for salaries, wages and related benefits of personnel who performed investment advisory services for us or served as our executive officers. Under the amended and restated advisory agreement entered into on May 7, 2021, subject to the limitations on total operating expenses, our advisor is entitled to reimbursement of all costs and expenses incurred by it or its affiliates on our behalf, provided that our advisor is responsible for the expenses related to any and all of our advisor’s personnel who provide investment advisory services pursuant to the amended and restated advisory agreement (including, without limitation, each of our executive officers and any directors who are also directors, officers or employees of our advisor or any of its affiliates), including, without limitation, salaries, bonuses and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel; provided that we will be responsible for the personnel costs of our employees even if they are also directors or officers of our advisor or any of its affiliates except as provided for in the Reimbursement and Cost Sharing Agreement.

(5)

As of May 7, 2021, the “Special Limited Partner,” an affiliate of our advisor, is entitled to receive a 12.5% promotional interest, subject to a 5% hurdle and certain limitations, under the terms of the amended and restated limited partnership agreement of CROP as amended to date. The performance participation allocation is an annual distribution to be made following the end of each year and accrues on a monthly basis. On January 31, 2022, the accrued $51.8 million performance participation allocation was paid in cash to the Special Limited Partner.

Risk Factors

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the prospectus and all similar disclosure in the prospectus.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution, subject to any class-specific expenses such as distribution fees on our Class T and Class D shares. If we fund distributions from financings, our offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

During the early stages of our operations, it is likely that we will use sources of funds, which may constitute a return of capital to fund distributions. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our existence and from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early periods of operation. In these instances, we expect to look to third party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

For the years ended December 31, 2021 and 2020, we paid aggregate distributions to common stockholders and limited partnership unitholders of $20.2 million and $5.2 million, including $20.1 million and $4.1 million of distributions paid in cash and $0.1 million and $1.1 million of distributions reinvested through our distribution reinvestment plan, respectively. Our net loss for the years ended December 31, 2021 and 2020 was $106.9 million and $8.6 million. Cash flows provided by operating activities were $5.4 million for the year ended December 31, 2021 and cash flows used in operating activities was $2.8 million during the year ended December 31, 2020. We funded our total distributions paid during 2021, which includes net cash distributions and distributions reinvested by stockholders, with $11.0 million prior period cash provided by operating activities, $5.0 million from our revolving credit facility, and $4.0 million of offering proceeds. We funded our total distributions paid during 2020, which includes net cash distributions and distributions reinvested by stockholders, with $0.6 million prior period cash provided by operating activities and $3.6 million of offering proceeds.

Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

We have incurred net losses under GAAP in the past and may incur net losses in the future, and we have an accumulated deficit and may continue to have an accumulated deficit in the future.

For the years ended December 31, 2021 and 2020, we had consolidated net losses of $106.9 million and $8.6 million, respectively. As of December 31, 2021 and 2020, we had accumulated deficit of $55.9 million and $11.9 million, respectively. These amounts largely reflect the expense of real estate depreciation and amortization in accordance with GAAP, which was $63.4 million and $7.0 million during these periods. In addition, the year ended December 31, 2021, also included $51.8 million of charges related to the performance participation allocation.

Net loss and accumulated deficit are calculated and presented in accordance with GAAP, which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions. Thus, in addition to GAAP financial metrics, management reviews certain non-GAAP financial metrics, funds from operations, or FFO and Core FFO. FFO measures operating performance that excludes gains or losses from sales of depreciable properties, real estate-related depreciation and amortization and after adjustments for our share of consolidated and unconsolidated entities.

Our success is dependent on general market and economic conditions.

The real estate industry generally and the success of our investment activities in particular will both be affected by global and national economic and market conditions generally and by the local economic conditions where our properties are located. These factors may affect the level and volatility of real estate prices, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. Our sponsor’s financial condition may be adversely affected by a significant economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on its businesses and operations (including our advisor).

A recession, slowdown and/or sustained downturn in the U.S. real estate market, and to a lesser extent, the global economy (or any particular segment thereof) would have a pronounced impact on us, the value of our assets and our profitability, impede the ability of our assets to perform under or refinance their existing obligations, and impair our ability to effectively deploy our capital or realize upon investments on favorable terms. We could also be affected by any overall weakening of, or disruptions in, the financial markets. Any of the foregoing events could result in substantial losses to our business, which losses will likely be exacerbated by the presence of leverage in our investments capital structures.

For example, during the financial crisis, the availability of debt financing secured by commercial real estate was significantly restricted as a result of a prolonged tightening of lending standards. Due to the uncertainties created in the credit market, real estate investors were unable to obtain debt financing on attractive terms, which adversely affected investment returns on acquisitions and their ability to even make acquisitions or tenant improvements to existing holdings. Any future financial market disruptions may force us to use a greater proportion of our offering proceeds to finance our acquisitions and fund tenant improvements, reducing the number of acquisitions we would otherwise make.

In addition, the recent invasion by the Russian Federation of the Ukraine on February 24, 2022 has caused a significant rise in geopolitical tensions and the United States, the United Kingdom and EU member states and other countries have imposed economic sanctions on the Russian Federation, parts of Ukraine, as well as various designated parties. As further military conflicts and economic sanctions continue to evolve, it has become increasingly difficult to predict the impact of these events or how long they will last. Depending on direction and timing, the Russian Federation-Ukraine conflict may significantly adversely affect economic and market conditions.

CROP may be subject to tax indemnification obligations upon the taxable sale of certain of its properties. CROP will not have control of the assets that will be subject to an in-kind redemption transaction under the CROP Tax Protection Agreement.

Pursuant to the tax protection agreement between CROP and High Traverse Holdings, LLC (“HT Holdings”), a Delaware limited liability company, which is beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin, each of who are our executive officers and some of whom are our directors, (the “CROP Tax Protection Agreement”), CROP has agreed, until May 7, 2031, to indemnify HT Holdings (including Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin, as beneficial owners of HT Holdings, and their affiliated trusts and certain other entities) (collectively, the “protected partners”) against certain tax consequences of a taxable transfer of all or any portion of the properties that are owned by CROP or any of its subsidiaries as of the closing date of our merger with CROP, subject to certain conditions and limitations. These indemnification obligations could prevent CROP from selling its properties at times and on terms that are in the best interest of CROP, us and the respective equity owners of CROP and us and any indemnification payments that may become payable could be a significant expense for CROP and us. In addition, at any time after the closing

(including after expiration of the tax protection term), each protected partner and CROP will have the right to exercise an in-kind redemption transaction (i.e., a redemption of all of the protected partner’s interest in CROP in exchange for one or more assets of CROP at the then-current market price). This would eliminate CROP’s indemnification obligations to the protected partner(s). The protected partners will have the right to select the assets of CROP necessary to effectuate the in-kind redemption transaction, subject to certain limitations. If an in-kind redemption transaction is effectuated, CROP’s portfolio may become less geographically diverse and thus subject to greater market risk, and CROP may be required to transfer some of its prime assets to the protected partner(s).

In addition, CROP has entered and may in the future into tax indemnification agreements with certain persons who contributed their interests in properties to CROP in exchange for CROP Common Units. These current agreements provide that CROP will indemnify such contributors against certain tax consequences of a taxable sale of the property contributed by such contributors through 2025, subject to certain conditions and limitations. Future tax indemnification agreements entered by CROP may extend such obligations beyond 2025. The obligations of CROP under these and future indemnification agreements may constrain CROP with respect to deciding to dispose of a particular property and may also result in financial obligations for us.

Holders of our preferred stock will have dividend, liquidation and other rights that are senior to the rights of the holders of our common stock.

We have classified and designated 12,800,000 shares of our authorized but unissued preferred stock as shares of non-voting Series 2019 preferred stock. In connection with the CRII Merger, we classified and designated 14,500,000 shares of our authorized but unissued preferred stock as shares of non-voting Series 2016 preferred stock, and designated 5,000,000 shares of our authorized but unissued preferred stock as shares of non-voting Series 2017 preferred stock. We issued one share of our Series 2016 preferred stock for each share of CRII Series 2016 preferred stock outstanding prior to the effective time of the CRII Merger and one share of Series 2017 preferred stock for each share of CRII Series 2017 preferred stock outstanding prior to the effective time of the CRII Merger.

The outstanding shares of our Series 2019 preferred stock are entitled to receive a preferred dividend equal to a 5.5% (subject to an increase to 6.0% in certain circumstances) per annum cumulative but not compounded return. The outstanding shares of our Series 2016 preferred stock are entitled to receive a preferential dividend equal to a 7% cumulative but not compounded annual return. The outstanding shares of our Series 2017 preferred stock are entitled to receive a preferential dividend equal to a 7.5% cumulative but not compounded annual return (subject to an increase to 8% in certain circumstances). As of March 22, 2022, we had 13,983,810 shares of our Series 2016 preferred stock outstanding, which was issued in connection with the CRII Merger and 12,733,485 shares of Series 2019 preferred stock outstanding. We had no Series 2017 preferred stock outstanding.

Holders of the Series 2016 preferred stock and Series 2019 preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock, or the redemption of our common stock and a liquidation preference of $10.00 per share plus any accrued and unpaid distributions before any payment is made to holders of our common stock upon our voluntary or involuntary liquidation, dissolution or winding up. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock.

Military conflict may affect the markets in which we operate, our operations and our profitability.

The Russian Federation invaded Ukraine on February 24, 2022. Geopolitical tensions have risen significantly in response and the United States, the United Kingdom, EU member states, and other countries have imposed economic sanctions on the Russian Federation, parts of Ukraine, as well as various designated parties. As further military conflicts and economic sanctions continue to evolve, it has become increasingly difficult to predict the impact of these events or how long they will last. Depending on direction and timing, the Russian Federation-Ukraine conflict may significantly exacerbate the normal risks associated with an investment in real estate and result in adverse changes to, among other things: (i) general economic and market conditions; (ii) shipping and transportation costs and supply chain constraints; (iii) interest rates, currency exchange rates, and expenses associated with currency management transactions; (iv) demand for real estate; (v) available credit in certain markets; (vi) import and export activity from certain markets; and (vii) laws, regulations, treaties, pacts, accords, and governmental policies. Economic and military sanctions related to the Russian Federation-Ukraine conflict, or other conflicts, have the potential to gravely impact markets, global supply and demand, import/export policies, and the availability of labor in certain markets. There is no guarantee that such sanctions and economic actions will abate or that more restrictive measures will not be put in place in the near term. Moreover, it is expected that the Russian Federation-Ukraine military conflict could spark further sanctions and/or military conflicts which will impact other regions. The foregoing could impact our operations and our ability to realize out investment objectives.

Rent control and other changes in applicable laws, or noncompliance with applicable laws, could adversely affect our portfolio of residential properties.

Lower revenue growth or significant unanticipated expenditures may result from changes in rent control or rent stabilization laws or other residential landlord/tenant laws. Municipalities may implement, consider or be urged by advocacy groups to consider rent control or rent stabilization laws and regulations or take other actions that could limit our ability to raise rents based on market conditions. For example, in 2016 in Mountain View, California, voters passed a referendum that limits rent increases on existing tenants (but not on new move-ins) in communities built before 1995. These initiatives and any other future enactments of rent control or rent stabilization laws or other laws regulating residential housing, as well as any lawsuits against us arising from such rent control or other laws, may reduce rental revenues or increase operating costs. Such laws and regulations may limit our ability to charge market rents, increase rents, evict tenants or recover increases in our operating costs and could make it more difficult for us to dispose of properties in certain circumstances. Expenses associated with investments in residential properties, such as debt service, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a reduction in rental income from such properties.

Our multifamily apartment communities and multifamily real estate-related assets may be cross-collateralized.

At December 31, 2021, we had $213.0 million of fixed rate debt and $543.7 million of variable rate debt, including our revolving credit facility and including $116.7 million of variable rate debt related to construction loans; $407.0 million, or 74.9% of our variable rate debt is accompanied by interest rate cap hedging instruments as required by the lenders. In addition, CROP has issued unsecured promissory notes in several private placement offerings, in an aggregate amount of $43.5 million at December 31, 2021. We may obtain additional lines of credit or other debt financing, or take additional advances on our existing lines of credit, which we may utilize to acquire multifamily apartment communities and multifamily real estate-related assets and fund our operations. Thus, our assets may be cross-collateralized. Information about the amount and terms of any new lines of credit are uncertain and will be negotiated by our officers. No assurance can be given that future cash flow will be sufficient to make the debt service payments on any loans and to cover all operating expenses.

If our revenues are insufficient to pay debt service and operating costs, we may be required to seek additional working capital. There can be no assurance that such additional funds will be available. The degree to which we are leveraged could have an adverse impact on us, including (i) increased vulnerability to adverse general economic and market conditions, (ii) impaired ability to expand and to respond to increased competition, (iii) impaired ability to obtain additional financing for future working capital, capital expenditures, general corporate or other purposes and (iv) requiring that a significant portion of cash provided by operating activities be used for the payment of debt obligations, thereby reducing funds available for operations and future business opportunities.

Increases in interest rates and the future discontinuation of LIBOR could increase the amount of our interest payments and could reduce the amount of distributions our shareholders receive.

At December 31, 2021, we had $543.7 million of variable rate debt, including our revolving credit facility and including $116.7 million of variable rate debt related to construction loans; $407.0 million, or 74.9% of our variable rate debt is accompanied by interest rate cap hedging instruments as required by the lenders. We may incur additional indebtedness in the future. Interest we pay reduces our cash flows. Since we have incurred and may continue to incur variable rate debt, increases in interest rates raise our interest costs, which reduces our cash flows. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to sell one or more of our properties at times or on terms which may not permit realization of the maximum return on such investments. Increases in interest rates may cause our operations to suffer and the amount of distributions our shareholders receive and their overall return on investment may decline.

We currently pay interest under our variable rate debt at an interest rate that is determined based on a US Dollar London Interbank Offered Rate (“LIBOR”). In July 2017, the United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that it will stop encouraging or requiring banks to submit rates for the calculation of LIBOR after December 31, 2021. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) immediately after December 31, 2021, in the case of the 1-week and 2-month US dollar settings; and (ii) immediately after June 30, 2023, in the case of the remaining US dollar settings. The tenors that were extended to June 30, 2023 are more widely used and are the tenors used in our LIBOR-based debt.

The Alternative Reference Rates Committee (“ARRC”), a steering committee comprised of U.S. financial market participants, published model LIBOR replacement language for use in bilateral and syndicated loan facilities. ARRC selected the Secured Overnight Financing Rate (“SOFR”) as the replacement to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market and is a rate published by the Federal Reserve Bank of New York. Our variable rate note remains indexed to LIBOR and not SOFR and includes LIBOR transition language that generally aligns with ARRC recommendations. The transition from LIBOR to SOFR could result in higher all-in interest costs and could reduce the amount of distributions to our shareholders.

Management Compensation

The following discussion supplements the disclosure regarding executive compensation contained in the prospectus.

This section discusses the components of the compensation we provide to our “named executive officers” who are listed in the “Summary Compensation Table” below. In 2021, our named executive officers were Daniel Shaeffer, our Chief Executive Officer; Gregg Christensen, our Chief Legal Officer and Secretary; and Glenn Rand, our Chief Operating Officer.

Prior to the effective time of the CRII Merger on May 7, 2021, we had no employees, and all of our executive officers were employed by our advisor and its affiliates. As such, all of our executive officers were compensated by these entities, in part, for their services to us and our subsidiaries, and except for grants of equity incentive compensation that we made commencing with the fiscal year 2020, we did not provide compensation to our executive officers prior to May 7, 2021.

Following the CRII Merger, we employ certain of our executive officers, including two of our named executive officers, Mr. G. Christensen and Mr. Rand. Because we employed certain of our executive officers for less than a full year in 2021, the discussion below regarding executive compensation reflects the compensation approved by our compensation committee that we expect to pay for a full year commencing in 2022 with our executive compensation tables reflecting only those amounts paid in 2021.

Mr. Shaeffer, along with certain other of our executive officers, continues to be employed by our advisor and its affiliates. Except for grants of equity incentive compensation that we make to all of our executive officers, Mr. Shaeffer and those executive officers employed by our advisor and its affiliates are compensated by these entities (and not us), in part, for their service to us and our subsidiaries. See “Fees and Expenses Payable to Our Advisor and its Affiliates” above and “Compensation” in the prospectus for a discussion of the fees paid to our advisor and its affiliates. All of our named executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor and/or its affiliates.

We are a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act and an “emerging growth company” as defined under the JOBS Act. As such, we are permitted to take advantage of certain reduced reporting requirements that are otherwise applicable generally to public companies.

Compensation of Executive Officers

Executive Compensation Process

Our compensation committee, which is composed of all of our independent directors, discharges our board of directors’ responsibilities relating to the compensation that we pay to our named executive officers. This includes equity incentive compensation grants we make to all of our executive officers as well as additional compensation we pay to those named executive officers employed by us. Prior to the CRII Merger, except for annual grants of LTIP Units and Special LTIP Units (for purposes of our executive compensation discussion, referred to as required by context, collectively as the “LTIP Units”) under our partnership agreement in effect at the time of the award, our named executive officers did not receive any compensation from us.

Our compensation committee acknowledges that the real estate industry is highly competitive and that experienced professionals have significant career mobility. Commencing with fiscal year 2020, our compensation committee determined that through the annual grant of LTIP Units under our partnership agreement, we will attract, motivate and retain highly skilled executive officers who are committed to our core values of prudent risk-taking and integrity. Each year our compensation committee determines, in its sole discretion, the aggregate amount, type and terms of any equity grants to our executive officers, including our employees and employees of our advisor and its affiliates. For the initial grants of LTIP Units in 2020 our compensation committee consulted Ferguson Partners Consulting L.P., f/k/a FPL Associates, L.P. (“FPC”), a nationally recognized compensation consulting firm specializing in the real estate industry.

In making initial compensation decisions following the CRII Merger, the compensation committee reviewed market-based compensation data provided by FPC. The compensation committee also evaluated the performance of our Chief Executive Officer and, together with our Chief Executive Officer, assessed the individual performance of the other executive and senior officers. While the compensation committee considers these recommendations, along with data provided by its other advisors, it retains full discretion to set all compensation to our named executive officers that we pay directly.

Engagement of Compensation Consultant

The compensation committee is authorized to retain the services of one or more executive compensation consultants, in its discretion, to assist with the establishment and review of our compensation programs and related policies. The compensation committee has sole authority to hire, terminate and set the terms of any future engagement of FPC or any other compensation consultant.

For compensation advice following the CRII Merger, the compensation committee engaged FPC to provide market-based compensation data to assist the committee in the implementation of a comprehensive executive compensation program for those executive officers that we employ and an equity incentive compensation program for all of our executive officers that complements the compensation provided to our executive officers by our advisor and its affiliates. In connection with these efforts, FPC prepared for the compensation committee reports that included compensation analyses for each executive position, including those executive positions that are held by employees of our advisor and its affiliates, an analysis of a recommended peer group for the company and a description of the methodology used to provide the compensation analyses. FPC researched competitive market practices, reviewed the proxy statements of its recommended peer group and checked its own proprietary information data bases. The compensation committee reviewed the information provided to the company and approved the executive compensation program which included equity incentive compensation for all of our executive officers and full compensation for those executive officers that we employ.

Components of Executive Compensation

The key elements of our executive compensation program for our executive officers include annual cash compensation, short-term incentive plan compensation as well as equity incentive compensation in the form of time-based and performance-based LTIP Units. Each element is discussed in detail below.

Base Salary. Compensation for each executive officer we employ was established by our compensation committee. We believe that our executive officers’ base salary levels are commensurate with their positions and are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. Base salaries of our named executive officers periodically will be reviewed by the compensation committee. Information about base salary for our named executive officers for 2022 is as follows.

Name and Principal Position	Base Salary
Daniel Shaeffer, Chief Executive Officer	(1)
Gregg Christensen, Chief Legal Officer and Secretary	$400,000
Glenn Rand, Chief Operating Officer	$400,000

(1)

Mr. Shaeffer, along with certain other of our executive officers, is employed by our advisor and its affiliates. Except for grants of equity incentive compensation that we make to all of our executive officers, Mr. Shaeffer is compensated by these entities, in part, for his service to us and our subsidiaries. See “Fees and Expenses Payable to Our Advisor and its Affiliates” above for a discussion of the fees paid to our advisor and its affiliates for the year ended December 31, 2021.

Short-Term Incentive Plan. The short-term incentive plan is intended to compensate our executive officers for achieving annual company and strategic performance goals. The compensation committee believes that the opportunity to earn an annual cash bonus encourages our executive officers to achieve company and strategic performance goals, which fosters a performance-driven company culture that aligns the executives’ interests with the stockholders’ interests.

The short-term incentive plan allows our executive officers to earn a cash bonus based on various pre-defined and pre-weighted company and strategic performance goals established by the compensation committee (at least 50% of which are objective, calculable company performance measurements). Strategic performance goals are assessed subjectively.

The annual cash incentive bonus is the product of the named executive officer’s target bonus (which is a percentage of his base salary) and a formula number that is based on the achievement of predetermined targets. Depending on the achievement of the predetermined targets, the actual annual cash incentive bonus may be less than, but not greater than the target bonus. The compensation committee set Mr. G. Christensen’s target bonus at 90% of his base salary and Mr. Rand’s target bonus at 85% of his base salary.

The annual cash incentive bonus formula number for 2021 consists of the following components: (i) 25% capital formation, (ii) 25% capital deployment efficiency, (iii) 25% portfolio characteristics and objectives, (iv) 15% same store net operating income (NOI) growth relative to the same store NOI growth of a pre-selected peer group, and (v) 10% completion of development projects. With respect to the specific formula components for 2021, the named executive officers received 93% of their target bonus based on the achievement of the predetermined targets.

Equity Incentive Compensation. The compensation committee has made and may make certain awards to the named executive officers in the form of LTIP units. LTIP units are a separate series of limited partnership units of our Operating Partnership, which are convertible into common units upon achieving certain vesting and performance requirements. Awards of LTIP units are subject to the conditions and restrictions determined by our compensation committee, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives. If the conditions and/or restrictions included in an LTIP unit award agreement are not attained, holders will forfeit the LTIP units granted under such agreement. Unless otherwise provided, the LTIP unit awards (whether vested or unvested) will entitle the holder to receive current distributions from our Operating Partnership, and the Special LTIP units (whether vested or unvested) will entitle the holder to receive 10% of the current distributions from our Operating Partnership during the applicable performance period. When the LTIP units have vested and sufficient income has been allocated to the holder of the vested LTIP units, the LTIP units will automatically convert to common units in our Operating Partnership on a one-for-one basis.

The compensation committee has deemed LTIP unit awards to be an effective means to ensure alignment of the executives’ interests with those of the stockholders. LTIP units are structured as “profits interests” for U.S. federal income tax purposes, and we do not expect the grant, vesting or conversion of LTIP units to produce a tax deduction for us based on current U.S. federal income tax law. As profits interests, the LTIP units initially will not have full parity, on a per unit basis, with the common units with respect to liquidating distributions. Upon the occurrence of specified events, the LTIP units can, over time, achieve full parity with the common units in our Operating Partnership and therefore, accrete to an economic value for the holder equivalent to the common units. If such parity is achieved, the LTIP units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into common units, which in turn may be exchanged, upon the occurrence of certain events, by the holder for a cash amount based on the value of a share of our common stock or for shares of our common stock, on a one-for-one basis, at our election. However, there are circumstances under which the LTIP units will not achieve parity with the common units, and until such parity is reached, the value that a holder could realize for a given number of LTIP units will be less than the value of an equal number of shares of our common stock and may be zero. The compensation committee believes that this characteristic of the LTIP units, that they achieve real value only if our share value appreciates, links executive compensation to our performance.

Our compensation committee has approved grants of LTIP units to certain executive officers for fiscal year 2020 and 2021; however, none of our named executive officers received a grant of LTIP units from our compensation committee for 2021 compensation and none have outstanding equity awards as of December 31, 2021.

Our compensation committee currently expects to continue to grant LTIP units awards to our named executive officers annually on the same terms and conditions; however, the committee’s decision whether to approve any such awards in the future will depend on our performance, market trends and practices and other considerations.

Time-Based LTIP Units. The following table sets forth the number and value of the time-based LTIP Units granted to our named executive officers in January 2022. The time-based LTIP Units were issued on January 7, 2022 based on the grant date fair value determined in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC Topic 718”). The time-based LTIP Units vest annually in equal installments over a four-year period with the first 25% vesting on January 1, 2023, subject to continued service. Time based LTIP Units (whether vested or unvested) receive the same distribution per unit as the CROP Common Units.

Executive Officer	Date of Grant	Number of Time- Based LTIP Units	Value of Time-Based LTIP Units
Daniel Shaeffer	January 7, 2022	23,589	$407,710
Gregg Christensen	January 7, 2022	7,959	$137,563
Glenn Rand	January 7, 2022	6,201	$107,177

Performance-Based LTIP Units. The following table sets forth the number and value of the performance-based LTIP Units granted to our named executive officers in January 2022. The performance-based LTIP Units were issued on January 7, 2022 based on the grant date fair value determined in accordance with ASC Topic 718. The actual amount of each award will be determined at the conclusion of the three-year performance period on December 31, 2024, and will depend on our internal rate of return (as defined in the award agreements).

Executive Officer	Date of Grant	Number of Performance-Based LTIP Units	Value of Performance-Based LTIP Units
Daniel Shaeffer	January 7, 2022	43,809	$757,190
Gregg Christensen	January 7, 2022	14,780	$255,456
Glenn Rand	January 7, 2022	11,517	$199,059

Pursuant to the terms of the applicable award agreements, our named executive officers may earn up to 100% of the number of performance-based LTIP Units granted, plus deemed dividends on earned units, based on our internal rate of return during the performance period in accordance with the following schedule, with linear interpolation for performance between levels:

Internal Rate of Return	Percentage Earned
Less than 6%	—%
6%	50%
10% or greater	100%

None of the performance-based LTIP Units will be earned if our internal rate of return for the performance period is less than 6%, and the maximum number of performance-based LTIP Units will only be earned if our internal rate of return for the performance period is 10% or greater. The earned performance-based LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with us, or our advisor or its affiliates. During the performance period, performance based LTIP Units (whether vested or unvested) will entitle the holder to receive 10% of the current distribution per unit paid to holders of the CROP Common Units (based on the total number of performance-based LTIP Units granted). At the end of the performance period, if the internal rate of return equals or exceeds the performance threshold (6%), the holder will be entitled to receive an additional grant of LTIP Units equivalent to 90% of distributions that would have been paid on the earned performance-based LTIP Units during the performance period.

Executive Officer Compensation Tables

Summary Compensation Table

The following table sets forth the information required by Item 402 of Regulation S-K promulgated by the SEC. Prior to the effective time of the CRII Merger on May 7, 2021, we had no employees, and all of our executive officers were employed by our advisor and its affiliates. As such, all of our executive officers were compensated by these entities, in part, for their services to us and our subsidiaries and except for grants of equity incentive compensation that we made to certain of our executive officers commencing for the fiscal year 2020, we did not compensate our executive officers prior to May 7, 2021. Therefore, the table below reflect executive compensation that we paid for the partial year commencing May 7, 2021.

Name and Principal Position	Year	Salary	Non-Equity Incentive Plan Compensation	Total
Daniel Shaeffer Chief Executive Officer	2021	(1)	(1)	(1)
Gregg Christensen Chief Legal Officer and Secretary	2021	$375,000	$315,000	$690,000
Glenn Rand Chief Operating Officer	2021	$380,000	$250,000	$630,000

(1)

Mr. Shaeffer is an officer and employee of our advisor and its affiliates, and is compensated by these entities, in part, for his services to us or our subsidiaries. We do not directly compensate Mr. Shaeffer other than through stock awards. See “Fees and Expenses Payable to Our Advisor and its Affiliates” above for a discussion of the fees paid to our advisor and its affiliates for the year ended December 31, 2021.

Termination and Change in Control Arrangements

Accelerated Vesting of Time-Based LTIP-Units. Pursuant to award agreements with our named executive officers, upon a “change in control” (as defined in the award agreements) or in the event of a termination of the executive officer’s employment by the executive officer for “good reason” (as defined in the award agreements), by the company without “cause” (as defined in the award agreements), or by reason of death or disability, all outstanding time-based LTIP Units will become fully vested.

Accelerated Vesting of Performance-Based LTIP-Units. Pursuant to the terms of award agreements with our named executive officers, upon a “change in control” (as defined in the award agreements) or in the event of a termination of the executive officer’s employment by the executive officer for “good reason” (as defined in the award agreements), by the company without “cause” (as defined in the award agreements), or by reason of death or disability (each a “Qualified Termination”), after the grant date, but prior to the end of the performance period, the target number of award LTIP Units shall be deemed earned. Upon a Qualified Termination after the end of the performance period, but prior to the vesting of the earned LTIP Units, all unvested earned LTIP Units will become fully vested.

Director Compensation

The following discussion supplements, and supersedes and replaces as appropriate, the disclosure regarding director compensation contained in the prospectus.

Following the CRII Merger, our compensation committee undertook a review of our director compensation and approved a revised compensation structure for our independent directors. The revised compensation structure was approved following a review of peer board compensation data provided FPC.

Annually, with a prorated amount for 2021 based on three quarters, we will pay a cash retainer of $50,000 to each independent director for their service as a director, as well as an equity grant of time-based LTIP Units in the Operating Partnership with a value of approximately $85,000 at the time of grant. The equity will have a one-year vesting schedule. The independent board members serving as chairperson of each of the audit, compensation and conflicts committees will receive an additional annual cash retainer of $15,000, $10,000 and $10,000, respectively.

Previously, each independent director received an annual retainer of $10,000 and we paid independent directors for attending board and committee meetings as follows, (i) $500 in cash for each board meeting attended (including if by teleconference); and (ii) $500 in cash for each committee meeting attended (if at a different time or place than a board meeting and including if by teleconference).

We also reimburse our directors for their travel expenses incurred in connection with their attendance at board and committee meetings.

In addition, in 2020, the special committee of our board of directors (the “Special Committee”) was formed for the purpose of reviewing, considering, investigating, evaluating and, as determined by the Special Committee, negotiating the Mergers or any alternative extraordinary transaction. The members of the Special Committee were Gentry Jensen, R. Brent Hardy and John Lunt, with Gentry Jensen serving as the chairman of the Special Committee. Effective on the closing date of the CRII Merger, R. Brent Hardy and Gentry Jensen resigned from the board of directors. In 2021, we paid each member of our special committee a $70,000 retainer for their service on the special committee.

The table below provides information regarding compensation paid to or earned by our directors during the year ended December 31, 2021 as required by Item 402(k) of Regulation S-K.

Name	Fees Earned or Paid in Cash	Stock Awards(1)(2)	Total
Daniel Shaeffer(3)	$—	$—	$—
Chad Christensen(3)	$—	$—	$—
Jonathan Gardner	$37,500	$65,074	$102,574
John Lunt	$121,750	$65,074	$186,524
Philip White	$37,500	$65,074	$102,574
Gentry Jensen(4)	$73,000	$—	$73,000
R. Brent Hardy(4)	$73,000	$—	$73,000

(1)	As of December 31, 2021, each of Mr. Gardner, Mr. Lunt and Mr. White held 3,765 unvested LTIP units.
(2)

Represents 3,765 LTIP units granted to each of Messrs. Gardner, Lunt, and White on January 7, 2022 for compensation for the year ended December 31, 2021. The dollar value is computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC Topic 718”). See Note 11 to our consolidated financial statements included in our financial statements for the year ended December 31, 2021 included herein, for a discussion of our accounting of LTIP units and the assumptions used. The grant date fair value of each award granted on January 7, 2022 was $17.2839.

(3)	Directors who are not independent of us do not receive compensation for their services as a director.

(4)	Effective on the closing date of the CRII Merger, R. Brent Hardy and Gentry Jensen, two of our former independent directors, resigned from the board of directors.

Equity Compensation Plans

As of December 31, 2021, we have granted LTIP Units to certain of our executive officers and registered persons associated with the dealer manager for our public offering. The following table summarizes information, as of December 31, 2021, relating to our equity compensation plans pursuant to which we have granted LTIP units.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders (3)	1,099,775	—	—

Total	1,099,775	—	—

(1)

Consists entirely of LTIP units that, upon the satisfaction of certain conditions, are convertible into common units, which may then be redeemed for cash, or at our option, an equal number of shares of common stock, subject to certain restrictions. There is no exercise price associated with LTIP units.

(2)	No additional securities have been reserved for issuance.
(3)	Our board of directors has granted awards of LTIP units to our executive officers pursuant to the terms of award agreements and as contemplated in the operating partnership agreement for CROP.

Stock Ownership of Certain Beneficial Owners and Management

The following disclosure supersedes and replaces the disclosure regarding stock ownership of certain beneficial owners and management contained in the prospectus.

The following table sets forth, as of March 31, 2022, the amount of our common stock, CROP’s common units and CROP’s LTIP units beneficially owned (unless otherwise indicated) by (i) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) our directors, (iii) our executive officers and (iv) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes securities that a person has the right to acquire within 60 days.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership (2)		Percent of all Shares (3)	Percent of all Shares and Common Units (4)
Daniel Shaeffer	4,283,211	(5)	16.87%	7.62%
Chad Christensen	4,283,211	(5)	16.87%	7.62%
Gregg Christensen	3,850,024	(5)	15.16%	6.85%
Glenn Rand	58,225	(6)	*	*
Enzio Cassinis	50,607	(6)	*	*
Adam Larson	39,069	(6)	*	*
Paul Fredenberg	18,412	(6)	*	*
Susan Hallenberg	50,509	(6)	*	*
Stan Hanks	41,938	(6)	*	*
Eric Marlin	3,567,178	(5)	14.05%	6.34%
Jonathan Gardner	10,625	(7)	*	*
John Lunt	8,683	(7)	*	*
Philip White	20,865	(8)	*	*
All directors and executive officers as a group (13 persons)	5,797,682		22.83%	10.31%

*	Indicates less than 1% of the outstanding common stock.
(1)	The address of each named beneficial owner is 1245 Brickyard Road, Suite 250, Salt Lake City, Utah 84106.
(2)

Ownership consists of shares of our common stock, CROP common units and CROP LTIP units. Subject to certain restrictions, common units may be redeemed for cash, or at our option, an equal number of shares of our common stock. Upon achieving parity with the common units and becoming “redeemable” in accordance with the terms of CROP’s partnership agreement, LTIP units may be redeemed for cash, or at our option, an equal number of shares of our common stock, subject to certain restrictions.

(3)

Based on 25,394,008 shares of our common stock outstanding as of March 14, 2022. In computing the percentage ownership of a person or group, we have assumed that the common units and LTIP units held by that person or persons in the group have been redeemed for shares of our common stock and that those shares are outstanding, but that no common units or LTIP units held by other persons are redeemed for shares of our common stock, notwithstanding that not all of the LTIP units have vested to date.

(4)

Based on 56,242,685 shares of common stock and common units outstanding as of March 14, 2022 on a fully-diluted basis, comprised of 25,394,008 shares of common stock and 30,848,677 shares of common stock issuable upon exchange or conversion of outstanding common units and LTIP units, respectively.

(5)

Includes 93,963, 93,963, 43,850 and 31,339 common units held by each of Messrs. Shaeffer, C. Christensen, G. Christensen and Marlin, respectively, and 687,743, 687,743, 304,669 and 54,334 LTIP units held by each of Messrs. Shaeffer, C. Christensen, G. Christensen and Marlin, respectively. Not all of the LTIP units have vested. Includes 3,481,505 common units held by HT Holdings, an entity owned and controlled by Messrs. Shaeffer, C. Christensen, G. Christensen and Marlin. Also includes 20,000 shares of common stock held by CCA, which is beneficially owned by Messrs. Shaeffer, C. Christensen, G. Christensen and Marlin (through entities they own and control or directly). In addition, Messrs. Shaeffer, C. Christensen and G. Christensen comprise the board of managers of CCA and, as such, may be deemed to have had beneficial ownership of the shares held by CCA.

(6)

Includes 3,633, 18,814, 12,543, 7,840, 3,633 and 3,633 common units held by each of Messrs. Rand, Cassinis, Larson, Fredenberg and Hanks and Ms. Hallenberg, respectively, and 54,592, 31,793, 26,526, 10,572, 38,305 and 46,876 LTIP units held by each of Messrs. Rand, Cassinis, Larson, Fredenberg and Hanks and Ms. Hallenberg, respectively. Not all of the LTIP units have vested.

(7)	Includes 10,265 and 8,683 LTIP units held by Messrs. Gardner and Lunt, respectively. Not all of the LTIP units have vested.
(8)	Includes 10,600 shares of our common stock and 10,265 LTIP units held by Mr. White. Not all of the LTIP units have vested.

Related Party Transactions

The following discussion supplements the disclosure in the prospectus regarding other related party transactions.

Cottonwood Multifamily Opportunity Fund, Inc.

Cottonwood Capital Property Management II, LLC (“CCPMII”), a wholly owned subsidiary of CROP, acts as the sponsor, property manager and asset manager for Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”). Daniel Shaeffer, Chad Christensen and Gregg Christensen are each officers and directors of CMOF. Daniel Shaeffer and Chad Christensen are our affiliated directors and two of our executive officers. Gregg Christensen is one of our executive officers. As the property manager and asset manager for CMOF, CCPMII receives compensation for the acquisition, management and disposition of CMOF’s assets. Total compensation paid to CCPMII as the asset manager of CMOF for the years ended December 31, 2021 and December 31, 2020 were $0.8 million and $0.8 million, respectively. We did not receive fees from CMOF until our acquisition of CCPMII at the closing of our merger with CROP on May 7, 2021.

In addition, prior to the CRII Merger, CROP had made three investments through separate joint ventures with CMOF as follows: Park Avenue Joint Venture (development project), Broadway Joint Venture (development project) and Block C Joint Venture (land held for development) with a percentage ownership interest by CROP as of December 31, 2021 of 23.56%, 18.84%), and 37.02%, respectively, and the balance of a majority of the remaining interest held indirectly by CMOF. None of the joint ventures had any operating activity or distributions from inception through December 31, 2021.

Compensation to Executive Officers and Affiliated Directors

As of the effective time of the CRII Merger, we employ certain of our executive officers, including Gregg Christensen, the brother of Chad Christensen, our Executive Chairman of the Board. As our Chief Legal Officer, Mr. G. Christensen receives an annual base salary of $375,000 and received a discretionary bonus of $315,000. In addition, Mr. G. Christensen participates in our general welfare plans and we expect him to participate in annual equity incentive awards grants to our officers as to be determined by our compensation committee.

On January 7, 2022, our compensation committee approved grants of LTIP Units from the Operating Partnership for fiscal year 2022 to our executive officers and certain of our employees. The compensation committee approved awards of time-based LTIP Units to our executive officers in an aggregate amount of $1,537,553, including $134,750 to Gregg Christensen, our Chief Legal Officer. Each award will vest approximately one-quarter of the awarded amount on January 1, 2023, 2024, 2025 and 2026.

The compensation committee also approved awards of performance-based LTIP Units to our executive officers in an aggregate target amount of $2,773,749, including $250,250 to Gregg Christensen, our Chief Legal Officer. The actual amount of each performance-based LTIP Unit award will be determined at the conclusion of a three-year performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with the advisor or its affiliates.

The number of units granted were valued by reference to our November 30, 2021 NAV per share as announced on December 15, 2021 of $16.9316.

Investment in 33rd and 13th - Millcreek

On October 26, 2021, we, through a wholly owned subsidiary of our Operating Partnership, entered a real estate purchase contract with 33rd and 13th, LLC (the “Seller”) to purchase a multifamily development project located on 1.76 acres of land and referred to as 33rd and 13th – Millcreek in Millcreek, Utah (the “Project”) for $7.2 million. The Seller is directly or indirectly owned by the following individuals who are also our executive officers: Daniel Shaeffer (11.3636%), Chad Christensen (22.7273%), Gregg Christensen (11.3636%), Glenn Rand (2.2727%), Stan Hanks (2.2727%), Susan Hallenberg (1.8182%) and Eric Marlin (1.3636%). In addition, an unaffiliated third party owns 36.3636% of the Seller and the balance is owned by non-executive employees of the Company or its affiliates. The purchase of the Project was approved by the conflicts committee. In addition, the purchase price for the Project was established based on an appraisal provided by an independent third-party appraisal firm. On October 29, 2021, we acquired the Project.

Membership Interest Purchase Agreement – Sugar House Commons, LLC

On November 1, 2021, we, through a wholly owned subsidiary of our Operating Partnership, entered a Membership Interest Purchase Agreement to sell all of the membership interests of Sugar House Commons, LLC (“Windsor Court”) directly or indirectly to the following individuals who are also our executive officers: Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin for $510,000. The sole asset of Sugar House Commons, LLC is a 0.72-acre parcel of land located in Salt Lake City, Utah valued at $510,000 pursuant to a recent third-party appraisal report. The sale was approved by the conflicts committee of the board of directors, which is comprised entirely of independent directors who have no interest in the transaction. The disposition of Windsor Court closed in the fourth quarter of 2021.

Alpha Mill Investment by Related Party

On November 2, 2021, we sold TIC interests in Alpha Mill totaling 43% to certain unaffiliated third parties through a private offering for $34.8 million. Reed Christensen, the father of Chad Christensen, one of our directors and Executive Chairman, and Gregg Christensen, our Chief Legal Officer and Secretary, is expected to invest. Mr. R. Christensen is expected to purchase his shares net of selling commissions in the amount of $244,444. The net proceeds received by us for the sale of the shares will be the same as what we receive from unaffiliated third parties.

Apt Cowork

Certain of our officers and directors expect to have an ownership interest in APT Cowork, LLC (“APT”), an entity recently formed to engage in the business of converting unused common space in multifamily apartment communities or retail space to revenue producing co-working space.

We, through Cottonwood Capital Management, Inc., a wholly owned subsidiary of CROP (“CCMI”), expect to enter into a Reimbursement and Cost Sharing Agreement with APT pursuant to which CCMI will make certain employees available to APT to the extent they are not otherwise occupied in providing services to us and in exchange APT will reimburse CCMI for APT’s allocable share of all direct and indirect costs related to the employees utilized by APT. Under the terms of the agreement as proposed, for any annual period, the amount of reimbursement pursuant to the agreement will not exceed $120,000. In addition, the agreement is expected to have a one-year term, but may be renewed for an unlimited number of successive one-year terms.

In addition to the Reimbursement and Cost Sharing Agreement, we expect to enter a Master Coworking Space Lease Agreement between APT and our property-owning limited liability company (“landlord”) to provide for the terms on which APT may lease space from landlord at landlord’s properties to operate its business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this supplement. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed under “Risk Factors” in the prospectus and herein.

Overview

Cottonwood Communities, Inc. invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, a wholly owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We hold all of our assets through our Operating Partnership. Our Operating Partnership was Cottonwood Communities O.P., LP (“CCOP”) prior to the CRII Merger and is CROP after the CRII Merger. We are the sole member of the sole general partner of the Operating Partnership and own general partner interests in the Operating Partnership alongside third party limited partners.

Cottonwood Communities, Inc. is a non-traded perpetual-life, net asset value (“NAV”), real estate investment trust (“REIT”). We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

As December 31, 2021, we had received net proceeds of $124.5 million from the sale of common stock and $111.9 million from the sale of Series 2019 Preferred Stock. We have contributed our net proceeds to CROP in exchange for a corresponding number of mirrored OP units. CROP has primarily used the net proceeds to make investments in real estate, multifamily real estate-related assets, and real estate related operations.

As December 31, 2021, we had a portfolio of $2.1 billion in total assets, with 83.3% of our equity value in operating properties, 10.4% in development and 6.3% in real estate-related investments. Refer to the section “Our Investments” below for further description of our portfolio.

COVID-19 Pandemic

One of the most significant risks and uncertainties facing the real estate industry generally continues to be the effect of the ongoing public health crisis of the novel coronavirus disease (COVID-19) pandemic. During the year ended December 31, 2021 we did not experience significant disruptions in our operations from the COVID-19 pandemic; however, we continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how the pandemic will impact our tenants and multifamily communities.

2021 Activities

The following highlights activities that occurred during the year ended December 31, 2021:

Merged with Cottonwood Residential II, Inc. (“CRII”), Cottonwood Multifamily REIT I, Inc, and Cottonwood Multifamily REIT II, Inc. (collectively, the “Mergers”)

•	Acquired $1.5 billion of real estate and real estate-related assets.

•	Assumed $622.1 million in property-level financing.

•	Assumed $64.1 million in construction loans.

•	Assumed $144.0 million in Series 2016 and Series 2017 Preferred Stock.

•	Assumed $48.6 million of unsecured promissory notes.

Implemented an NAV-Based Perpetual-Life Strategy

•	Restructured the classes of shares we offer.

•	Revised our compensation arrangements with our advisor and its affiliates.

•	Adopted a monthly NAV policy beginning on May 7, 2021. NAV was $10.8315 per share as of May 7, 2021 compared to $17.2839 as of December 31, 2021.

•	Amended our share repurchase program to provide additional liquidity to our stockholders.

•	Received shareholder approval to remove liquidation provisions in our charter.

Invested and Disposed of Real Estate Assets

•	Invested $81.8 million in seven projects under various stages of development in the Salt Lake City, UT market.

•	Contributed $12.4 million of preferred equity to Riverfront, a development in West Sacramento, CA.

•	Provided a $13.0 mezzanine loan to Integra Peaks, a development in Reno, NV.

•	Acquired an additional 54.9% interest in Melrose Phase II for $10.6 million, increasing our ownership to 79.8%.

•	Loaned an additional $1.1 million in B Notes to Dolce Twin Creeks, Phase II prior to being repaid the full $9.3 million of those notes.

•	Sold a 43% interest in Alpha Mill for $34.8 million.

Raised Capital and Managed Financing

•	Closed an aggregate of $13.4 million in property-level financing and repaid $24.6 million.

•	Drew an additional $52.5 million on construction loans.

•	Raised $78.9 million of proceeds from the sale of our Series 2019 Preferred Stock.

•	Repaid $5.1 million of unsecured promissory notes.

•	Launched this offering of up to $1.0 billion of shares of our common stock on November 4, 2021, raising $2.5 million through the end of the year.

Our Investments

Our portfolio of investments consists of ownership interests or structured investment interests in 33 multifamily apartment communities in 13 states with 9,746 units, including 1,373 units in four multifamily apartment communities in which we have a structured investment interest and another 1,079 units in four multifamily apartment communities under construction. In addition, we have an ownership interest in three parcels of land planned for development.

Information regarding our investments as of December 31, 2021 is as follows:

Stabilized Properties ($ in thousands, except net effective rents)

Property Name	Location	Number of Units	Average Unit Size (Sq Ft)	Purchase Date	Purchase Date Property Value	Mortgage Debt Outstanding (1)	Net Effective Rent	Physical Occupancy Rate	Percentage Owned by CROP
3800 Main	Houston, TX	319	831	May 2021	$58,100	$35,861	$1,449	93.7%	50.0%
Alpha Mill	Charlotte, NC	267	830	May 2021	69,500	39,044	1,438	95.5%	57.2%
Cason Estates	Murfreesboro, TN	262	1,078	May 2021	51,400	33,594	1,299	98.1%	100.0%
Cottonwood	Salt Lake City, UT	264	834	May 2021	47,300	21,645	1,216	96.6%	100.0%
Cottonwood Bayview	St. Petersburg, FL	309	805	May 2021	95,900	47,205	2,163	98.1%	71.0%
Cottonwood One Upland	Boston, MA	262	1,160	March 2020	103,600	20,000	2,460	93.1%	100.0%
Cottonwood Reserve	Charlotte, NC	352	1,021	May 2021	77,500	38,314	1,299	94.3%	91.1%
Cottonwood Ridgeview	Plano, TX	322	1,156	May 2021	70,000	29,800	1,551	96.6%	90.5%
Cottonwood West Palm	West Palm Beach, FL	245	1,122	May 2019	66,900	35,995	1,987	95.1%	100.0%
Cottonwood Westside	Atlanta, GA	197	860	May 2021	47,900	25,506	1,558	92.9%	100.0%
Enclave on Golden Triangle	Keller, TX	273	1,048	May 2021	51,600	34,000	1,443	96.0%	98.9%
Fox Point	Salt Lake City, UT	398	841	May 2021	79,400	46,000	1,234	95.2%	52.8%
Heights at Meridian	Durham, NC	339	997	May 2021	79,900	33,750	1,379	96.5%	100.0%
Melrose	Nashville, TN	220	951	May 2021	67,400	47,100	1,683	96.4%	100.0%
Melrose Phase II	Nashville, TN	139	617	May 2021	40,350	21,500	1,505	92.1%	79.8%
Parc Westborough	Boston, MA	249	1,008	May 2021	74,000	38,010	2,076	98.4%	100.0%
Pavilions	Albuquerque, NM	240	1,162	May 2021	61,100	37,350	1,669	96.7%	96.4%
Raveneaux	Houston, TX	382	1,065	May 2021	57,500	26,675	1,274	92.4%	97.0%
Regatta	Houston, TX	490	862	May 2021	48,100	35,367	982	95.7%	100.0%
Retreat at Peachtree City	Peachtree City, GA	312	980	May 2021	72,500	48,719	1,530	94.9%	100.0%
Scott Mountain	Portland, OR	262	927	May 2021	70,700	48,373	1,537	90.8%	95.8%
Stonebriar of Frisco	Frisco, TX	306	963	May 2021	59,200	36,400	1,350	96.1%	84.2%
Summer Park	Buford, GA	358	1,064	May 2021	75,500	44,620	1,336	98.0%	98.7%
The Marq Highland Park (2)	Tampa, FL	239	999	May 2021	65,700	34,613	1,768	95.0%	100.0%
Toscana at Valley Ridge	Lewisville, TX	288	738	May 2021	47,700	30,700	1,113	98.6%	58.6%

Total / Weighted-Average		7,294	961		$1,638,750	$890,141	$1,495	95.5%

(1)	Mortgage debt outstanding is shown as if CROP owned 100% of the property.
(2)	Excludes the commercial data in units count and physical occupancy.

Development Properties ($ in thousands)

Property Name	Location	Units to be Built	Average Unit Size (Sq Ft)	Purchase Date	Estimated Completion Date	Investment Amount	Percentage Owned by CROP
Cottonwood on Broadway	Salt Lake City, UT	254	817	May 2021	4Q2022	$6,020	18.84	% (1)
Park Avenue	Salt Lake City, UT	234	714	May 2021	1Q2022	7,824	23.56	%(1)
Sugarmont	Salt Lake City, UT	341	904	May 2021	2Q2022	67,034	99.00	%(3)
Cottonwood on Highland (2)	Millcreek, UT	250	757	May 2021	1Q2023	8,221	36.93%

Total		1,079				$89,099

(1)	Cottonwood Multifamily Opportunity Fund, Inc., a fund sponsored by a subsidiary of CROP, indirectly owns a majority of the remaining interest.
(2)	Intended to qualify as a qualified opportunity zone investment. Excludes the commercial data in unit count.
(3)

The one percent interest not owned by us has limited rights, including the right to control on behalf of the joint venture the prosecution and resolution of all litigation, claims, or causes of action that the joint venture has or may have against certain third parties associated with the design and construction of Sugarmont, as well as the obligation to defend any cross claims resulting from these actions.

Land Held for Development ($ in thousands)

Property Name	Location	Purchase Date	Investment Amount	Percentage Owned by CROP
Block C (1)	Salt Lake City, UT	May 2021	$1,946	37.02%
Jasper	Salt Lake City, UT	June 2021	3,307	100.00%
3300 Cottonwood	Salt Lake City, UT	October 2021	7,521	100.00%

Total			$12,774

(1)	Cottonwood Multifamily Opportunity Fund, Inc., a fund sponsored by a subsidiary of CROP, indirectly owns a majority of the remaining interest.

Structured Investments ($ in thousands)

Property Name	Location	Investment Type	Date of Initial Investment	Number of Units	Funding Commitment	Amount Funded to Date
Lector85	Ybor City, FL	Preferred Equity	August 2019	254	$9,900	$9,900
Vernon Boulevard	Queens, NY	Preferred Equity	July 2020	534	15,000	15,000
Riverfront	West Sacramento, CA	Preferred Equity	November 2020	285	15,092	15,092
Integra Peaks at Damonte	Reno, NV	Mezzanine Loan	June 2021	300	13,000	13,000

Total				1,373	$52,992	$52,992

Results of Operations

Our results of operations for the years ended December 31, 2021 and 2020 are as follows ($ in thousands, except share and per share data):

	Year Ended December 31,
	2021	2020	Change
Revenues
Rental and other property revenues	$73,129	$10,749	$62,380
Property management revenues	8,597	—	8,597
Other revenues	1,455	576	879

Total revenues	83,181	11,325	71,856
Operating expenses
Property operations expense	27,759	4,570	23,189
Property management expense	11,302	—	11,302
Reimbursable operating expenses	331	1,030	(699)
Asset management fee	8,052	2,799	5,253
Performance participation allocation	51,761	—	51,761
Depreciation and amortization	63,397	6,966	56,431
General and administrative expenses	9,880	3,354	6,526

Total operating expenses	172,482	18,719	153,763

Loss from operations	(89,301)	(7,394)	(81,907)
Equity in earnings (losses) of unconsolidated real estate entities	(533)	2,113	(2,646)
Interest income	207	198	9
Interest expense	(26,954)	(3,665)	(23,289)
Gain on sale of real estate assets	10,912	—	10,912
Other (expense) income	2	197	(195)

Loss before income taxes	(105,667)	(8,551)	(97,116)
Income tax expense	(1,238)	—	(1,238)

Net loss	(106,905)	(8,551)	(98,354)
Net loss attributable to noncontrolling interests:
Limited partners	58,923	—	58,923
Partially owned entities	4,066	—	4,066

Net loss attributable to common stockholders	$(43,916)	$(8,551)	$(35,365)

Weighted-average common shares outstanding	17,603,981	10,781,487	6,822,494

Net loss per common share - basic and diluted	$(2.49)	$(0.79)	$(1.70)

Rental and Other Property Revenues, Property Operations Expense

Due to the Mergers in 2021 our rental and other property revenues and property operating expenses for the years ended December 31, 2021 and 2020 are not comparable. The assets acquired with the Mergers brought additional rental and property revenues of $59.6 million corresponding with additional property operation expenses of $22.3 million. A full year of activity for One Upland, acquired in March 2020, provided $2.1 million of additional revenue and $872.0 thousand of additional operating expenses in 2021 when compared to 2020.

Property Management Revenues and Property Operations Expense

The property management revenues of $8.6 million and property operations expense of $11.3 million are from CRII’s property management business acquired with the Mergers in 2021.

Asset Management Fee

Asset management fees prior to the advisory agreement restructuring on May 7, 2021 were 1.25% of gross book value. The current asset management fee is the lesser of 0.0625% gross asset value or 0.125% of net asset value each month (0.75% and 1.5% annually), with values updated monthly. The increase in asset management fees of $5.3 million is due to the increase in assets acquired through the Mergers and the increase in value of the portfolio from May to December as well as the revised fee structure. From May 7, 2021 through December 31, 2021, we incurred asset management fees of $6.9 million.

Performance Participation Allocation

Upon the CRII merger in May and the admission of CROP as our Operating Partnership, our advisor received a special limited partner interest in CROP which was subsequently transferred to an affiliate of our advisor. This special limited partnership interest entitles the holder to receive an allocation of CROP’s total return to its capital account of 12.5% over a 5% hurdle with a catch up, so long as the advisory agreement has not been terminated. The performance participation allocation is measured annually and any amount earned by the Special Limited Partner becomes payable as of December 31 of the applicable year. The performance participation allocation of $51.8 million is due to the growth of our NAV from May to December 2021.

Depreciation and Amortization

Due to the Mergers in 2021 depreciation and amortization for the years ended December 31, 2021 and 2020 are not comparable. The assets acquired with the Mergers brought additional depreciation and amortization of $57.3 million. A full year of ownership in One Upland provided additional depreciation in 2021 when compared to 2020. These increases were offset by $2.3 million of in-place leases recorded with the acquisition of One Upland in March 2020 that were fully amortized that year.

General and Administrative Expenses

General and administrative expenses increased $6.5 million for the years ended December 31, 2021 and 2020 primarily due to the Mergers and resulting increase in various corporate level expenses related to the increased size of the Company. Merger costs, professional services, share-based compensation, legal, and insurance expenses all increased during the year ended December 31, 2021 when compared to the corresponding period in 2020.

Equity in Earnings/Losses of Unconsolidated Real Estate Entities

Due to the Mergers in 2021 equity in earnings for the years ended December 31, 2021 and 2020 are not comparable. Equity method investments acquired with the Mergers brought $6.6 million of equity in losses, primarily due to our share of depreciation and amortization in those investments. This was partially offset by increased equity in earnings from additional preferred equity investments.

Interest Expense

Due to the Mergers in 2021 interest expense for the years ended December 31, 2021 and 2020 is not comparable. Interest from property-level debt, Series 2016 Preferred Stock, Series 2017 Preferred Stock, and unsecured promissory notes acquired with the Mergers totaled $18.8 million. We also incurred additional interest expense of $4.7 million from additional Series 2019 Preferred Stock raised during the year ended December 31, 2021. This was partially offset by a reduction in interest expense from non-merger properties as a result of lower interest rates on variable rate debt.

Gain on Sale of Real Estate Assets

The $10.9 million gain on sale of real estate assets is primarily from the sale of a 43% interest in Alpha Mill.

Policies Regarding Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income (the 2%/25% Limitation), unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. For the four consecutive quarters ended December 31, 2021, our total operating expenses exceeded the 2%/25% Limitation.

Based upon a review of unusual and non-recurring factors, including but not limited to outsized performance during this period resulting in increased performance participation allocation expense and the costs of the Mergers, our independent directors determined that the excess expenses were justified.

Liquidity and Capital Resources

Our principal demands for funds during the short and long-term are and will be for the acquisition of multifamily apartment communities and investments in multifamily real estate-related assets; operating expenses, including the management fee we pay to our advisor and the performance participation allocation, capital expenditures and general and administrative expenses; payments under debt obligations; repurchases of common and preferred stock; and payments of distributions to stockholders. We will obtain the capital required to purchase multifamily apartment communities and make investments in multifamily real estate-related assets and conduct our operations from the proceeds of the Private Offering, this offering from our credit facilities, other secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations, all of which may be adversely affected by the impact COVID-19.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties owned by our joint ventures, including the impact of COVID-19 on the properties owned by the joint ventures, volatility in interest rates, and the satisfaction of REIT dividend requirements.

As of December 31, 2021, we have $213.0 million of fixed rate debt and $543.7 million of variable rate debt, which includes $116.7 million of construction loans. We have interest rate cap hedging instruments on $407.0 million, or 74.9% of our variable rate debt. In addition, CROP has issued unsecured promissory notes in several private placement offerings, in an aggregate amount of $43.5 million as of December 31, 2021.

We have various credit facilities in place that provide us with additional liquidity. Our JP Morgan Revolving Credit Facility has a variable rate and is secured by Cottonwood One Upland. We may obtain advances secured against One Upland up to $74.9 million on the JP Morgan Revolving Credit Facility, as well as finance other future acquisitions up to $125.0 million in total revolving debt capacity. We can draw upon or pay down the JP Morgan Revolving Credit Facility at our discretion, subject to loan-to-value requirements, debt service coverage ratios and other covenants and restrictions as set forth in the loan documents. As of December 31, 2021, we had advances of $20.0 million on the JP Morgan Revolving Credit Facility. Additionally, we have three other credit facilities through Fannie Mae that may provide additional liquidity if necessary, as long as we maintain certain loan-to-value ratios and other requirements as set forth in the loan documents.

We must redeem the Series 2019 Preferred Stock for cash at a redemption price per share equal to $10.00 plus any accrued and unpaid dividends, to the extent there are funds legally available, on December 31, 2023. This date may be extended by two one-year extension options. In addition, we must redeem the Series 2016 Preferred Stock and Series 2017 Preferred Stock for cash at a redemption price equal to $10.00 per share plus any accrued and unpaid dividends to the extent there are any funds legally available, on their respective redemption dates. The initial redemption date was January 31, 2021 for the Series 2016 Preferred Stock and it was extended to January 31, 2023. The Series 2017 Preferred Stock was redeemed on February 1, 2022. Our board of directors has approved the full redemption of the Series 2016 Preferred Stock which we expect to occur by April 30, 2022.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to pay offering costs in connection with the Private Offering and this offering, as well as make certain payments to our advisor pursuant to the terms of our advisory management agreement.

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Material Cash Requirements

Our expected material cash requirements for the twelve months ended December 31, 2022 and thereafter are comprised of (i) contractually obligated expenditures; (ii) other required expenditures; and (iii) capital expenditures.

Contractually Obligated Expenditures

The following table summarizes our debt payments (excluding extension options), redeemable preferred stock (excluding extension options, deferred financing costs and offering costs), interest payment obligations (excluding debt premiums and discounts, unused fees and deferred financing costs) and obligations under non-cancelable operating leases (excluding renewal options) as of December 31, 2021 ($ in thousands):

	Twelve Months Ended December 31, 2022	Thereafter
Debt repayments (1)	$82,170	$718,060
Preferred Stock redemptions	142,582	111,863
Interest payments	32,630	113,443
Operating leases	217	147

	$257,599	$943,513

(1)

Includes mortgages notes, revolving credit facilities, construction loans and unsecured promissory notes. Scheduled interest payments included in these amounts for variable rate loans are presented using rates (including the impact of interest rate swaps) as of December 31, 2021.

Refer to subsequent events below for information on refinances, redemptions, or exercised extension options after December 31, 2021.

Other Required Expenditures

We incur certain other required expenditures in the ordinary course of business, such as utilities, insurance, real estate taxes, third-party management fees, certain capital expenditures related to the maintenance of our properties, and corporate level expenses. Additionally, we carry comprehensive insurance to protect our properties against various losses. The amount of insurance expense that we incur depends on the assessed value of our properties, prevailing market rates, changes in risk. Furthermore, we incur real estate taxes in the various jurisdictions in which we operate. The amount of real estate taxes that we incur depends on changes in the assessed value of our properties, changes in tax rates assessed by certain jurisdictions.

In order to continue to qualify as a REIT for federal income tax purposes, we must meet several organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We intend to continue to satisfy this requirement and maintain our REIT status.

The following table shows distributions paid and cash flow provided by (used in) operating activities during the years ended December 31, 2021 and 2020 ($ in thousands):

	December 31,
	2021	2020
Distributions paid in cash - common stockholders	$9,482	$4,145
Distributions paid in cash to noncontrolling interests - limited partners	10,591	—
Distributions of DRP (reinvested)	141	1,107

Total distributions (1)	$20,214	$5,252

Source of distributions (2)
Paid from cash flows provided by operations	$11,044	$572
Paid from revolving credit facility	5,000	—
Paid from offering proceeds	4,029	3,573
Offering proceeds from issuance of common stock pursuant to the DRP	141	1,107

Total sources	$20,214	$5,252

Net cash provided by (used in) operating activities (2)	$5,424	$(2,816)

(1)	Distributions are paid on a monthly basis. In general, distributions for all record dates of a given month are paid on or about the fifth business day of the following month.
(2)

The allocation of total sources are calculated on a quarterly basis. Generally, for purposes of determining the source of our distributions paid, we assume first that we use positive cash flow from operating activities from the relevant or prior quarter to fund distribution payments. As such, amounts reflected above as distributions paid from cash flows provided by operations may be from prior quarters which had positive cash flow from operations.

For the year ended December 31, 2021, distributions declared to common stockholders and limited partners were $9.5 million and $11.0 million, respectively. For the year ended December 31, 2021, we paid cash distributions to common stockholders of $9.5 million and limited partners of $10.6 million. For the year ended December 31, 2021, our net loss was $106.9 million. Cash flows provided by operating activities for the year ended December 31, 2021 was $5.4 million.

Capital Expenditures

We deployed $84.7 million during the year ended December 31, 2021 for capital expenditures, funded by debt, proceeds from our offerings and sale of assets, joint venture partners, and property operations. The properties in which we deployed the most capital during the year ended December 31, 2021 are listed separately and the capital expenditures made on all other properties are aggregated in “All other properties” below ($ in thousands):

	2021		2022
Property Name, Location	Total Capital Deployed	CCI/CROP Funded	Capital Budgeted	CCI/CROP Funded
Cottonwood on Broadway	$19,273	$—	$17,333	$—
Sugarmont	17,622	—	10,000	10,000
Park Avenue	15,676	1,907	7,480	1,305
Cottonwood on Highland	16,181	—	27,049	739
All other properties	15,939	10,767	1,005	1,005

	$84,691	$12,674	$62,867	$13,049

Cash Flows

The net change in our cash and cash equivalents and restricted cash is summarized as follows ($ in thousands):

	For the Year Ended December 31,
	2021	2020
Net cash provided by (used in) operating activities	$5,424	$(2,816)
Net cash used in investing activities	(44,297)	(83,284)
Net cash provided by financing activities	79,630	42,991

Net increase (decrease) in cash and cash equivalents and restricted cash	40,757	(43,109)

Net cash flows provided by operating activities were $5.4 million during the year ended December 31, 2021, primarily as a result of the Mergers which resulted in increased tenant receipts and property management fees. Net cash inflows were also due to income from structured investments partially offset by transaction costs associated with the Mergers, operating expenses and payment of Preferred Stock interest. Cash flows used in operating activities for the same period in 2020 were $2.8 million, primarily as a result of transaction costs associated with the Mergers and increased operating costs offset by tenant receipts, interest income received on the Dolce B-Note, and interest received for cash on deposit combined with the deferral of payment on accounts payable, accrued expenses, and other liabilities.

Cash flows used in investing activities were $44.3 million during the year ended December 31, 2021, primarily due to investments in development projects and capital improvements, funding of preferred equity at Riverfront, purchase of additional interests in Melrose Phase II, and draws on the Integra Peaks mezzanine loan, largely offset by the cash acquired in connection with the CRII Merger, repayment on the Dolce B-Notes, and proceeds from the sale of an interest in Alpha Mill. Cash flows used in investing activities were $83.3 million for the same period in 2020 due to our purchase of Cottonwood One Upland, funding preferred equity investments in Vernon, Lector85, and Riverfront and the Dolce B-Note, as well as cash invested in capital improvements.

Cash flows provided by financing activities were $79.6 million during the year ended December 31, 2021, as a result of net proceeds we received from the issuance of Series 2019 Preferred Stock, proceeds from construction loans and refinances, offset partially by distributions paid to both common stockholders and noncontrolling interest holders, net repayments made on our JP Morgan Revolving Credit Facility, and repurchases of preferred stock, common stock and OP Units. Cash flows provided by financing activities were $43.0 million for the same period in 2020, driven mainly by the net proceeds we received from the issuance of our common stock and our Series 2019 Preferred Stock, offset partially by distributions paid to common stockholders and net repayments made on our JP Morgan Credit Facility.

Critical Accounting Estimates

A critical accounting estimate is one that is both important to our financial condition and results of operations and that involves some degree of uncertainty. The preceding discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable under the circumstances; however, actual results may differ from these estimates and assumptions.

We believe that the estimates and assumptions summarized below are most important to the portrayal of our financial condition and results of operations because they involve a significant level of estimation uncertainty and they have had, or are reasonably likely to have, a material impact on our financial condition or results of operations. For a discussion of all of our significant accounting policies, see Note 2 of the consolidated financial statements in our financial statements included herein.

Investments in Real Estate

In accordance with Accounting Standards Codification Topic 805, Business Combinations, we determine whether an acquisition qualifies as a business combination or as an asset acquisition. We account for business combinations by recognizing assets acquired and liabilities assumed at their fair values as of the acquisition date. We account for asset acquisitions by allocating the total cost to the individual assets acquired and liabilities assumed on a relative fair value basis. Acquired assets and liabilities include land, building, furniture, fixtures and equipment, identified intangible assets, and debt.

We may use significant subjective inputs in determining fair values. The methods we use are similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income. The fair value of debt is a present value application which discounts the difference between the remaining contractual and market debt service payments at an equity discount rate. The equity discount rate is an estimated levered return and is calculated using the LTV, unlevered property discount rate, and a market rate.

Subsequent Events

The following events occurred subsequent to December 31, 2021:

Series 2016 Preferred Stock Extension

In January 2022, we extended our Series 2016 Preferred Stock redemption date to the maximum extension date of January 31, 2023. On March 22, 2022, our board of directors approved the full redemption of our Series 2016 Preferred Stock which we expect to occur before the end of April 2022. We will continue to pay the extension dividend rate of 7.0% until the earlier of January 31, 2023 or the full redemption of the Series 2016 Preferred Stock. We intend to use funds from our Follow-on Offering, proceeds from financing activities discussed below, and our revolving credit facility to redeem the Series 2016 Preferred Stock.

Series 2017 Preferred Stock Payoff

Our Series 2017 Preferred Stock was fully redeemed on February 1, 2022 for approximately $2.6 million.

Financing Activity

On January 28, 2022, we refinanced Parc Westborough and placed it on our revolving credit facility, drawing an additional $1.7 million on that line. We also refinanced Sugarmont’s construction loan to a permanent $105.0 million mortgage, receiving net proceeds of $43.8 million.

In March 2022, we refinanced seven properties through individual, uncrossed loans with one lender for $362.2 million, receiving net proceeds of $111.7 million. All of the loans are on a 5 year term and carry a 3.4% fixed interest rate. Two of the properties are unconsolidated.

Performance Participation Allocation Payment

On January 31, 2021, the accrued $51.8 million performance participation allocation was paid in cash.

Loss of Third-Party Management Contracts

On February 14, 2022, a portfolio of 12 properties which we managed for a third-party was sold to another group, resulting in the loss of approximately 3,500 units under management.

Status of the Private Offering

We sold 1,547,184 shares of Series 2019 Preferred Stock for aggregate gross offering proceeds of $15.4 million. In connection with the sale of these shares in the Private Offering, the Company paid aggregate selling commissions of $1.0 million and placement fees of $0.3 million. The offering was fully subscribed in March 2022.

Status of the Follow-on Offering

We sold the following through our Follow-on Offering ($ in thousands):

	Class
	T	I	A	TX	Total
Shares issued through Primary Offering	1,394,087	442,888	—	—	1,836,975
Shares issued through DRP Offering	19	456	26,120	—	26,595
Gross Proceeds	$25,000	$7,888	$458	$—	$33,346

Distributions Declared - Common Stock

We declared the following monthly distributions after December 31, 2021:

Shareholder Record Date	Monthly Rate	Annually
January 31, 2022	$0.05833333	$0.70
February 28, 2022	$0.05916667	$0.71
March 31, 2022	$0.05916667	$0.71

Grant of LTIP Unit Awards

On January 7, 2022, grants of 105,826 time-based LTIP Units and 170,731 performance-based LTIP units were issued to executives, directors and employees. An additional grant of 14,7554 time-based LTIP units were issued to directors on February 7, 2022.

Equity Incentive Plan

On March 22, 2022, our board of directors approved the Cottonwood Communities, Inc. 2022 Equity Incentive Plan (the “Plan”) to attract, retain and reward certain employees, consultants and/or directors for services they perform on behalf of the Company. The plan allows for the issuance of a maximum of 300,000 shares of common stock issued through restricted stock units or restricted stock awards. Awards may (but need not) be subject to service or performance vesting conditions. Upon adoption of the Plan, the compensation committee of the board of directors approved an aggregate grant of 20,038 restricted stock units with a four-year vesting schedule. We do not intend to issue awards to executive officers or directors pursuant to the Plan.

Experts

The consolidated financial statements of Cottonwood Communities, Inc. as of December 31, 2021 and 2020, and for each of the years in the two-year period ended December 31, 2021, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Cottonwood Communities, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cottonwood Communities, Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

Denver, Colorado

March 29, 2022

Cottonwood Communities, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2021	2020
Assets
Real estate assets, net	$1,408,483	$161,092
Investments in unconsolidated real estate entities	190,733	30,000
Investments in real-estate related loans	13,035	8,255
Cash and cash equivalents	27,169	4,362
Restricted cash	18,221	271
Other assets	29,249	825

Total assets	$1,686,890	$204,805

Liabilities, Equity, and Noncontrolling Interests
Liabilities
Mortgage notes and revolving credit facility, net	$642,107	$70,320
Construction loans, net	116,656	—
Preferred stock, net	245,268	29,825
Unsecured promissory notes, net	43,543	—
Performance participation allocation due to affiliate	51,761	—
Accounts payable, accrued expenses and other liabilities	46,886	2,577

Total liabilities	1,146,221	102,722
Commitments and contingencies (Note 12)
Equity and noncontrolling interests
Stockholders’ equity
Common stock, Class I shares, $0.01 par value per share, 275,000,000 shares authorized; 151,286 shares issued and outstanding at December 31, 2021. No Class I shares were outstanding at December 31, 2020.	2	—
Common stock, Class A shares, $0.01 par value per share, 125,000,000 authorized; 23,445,174 and 12,214,771 shares issued and outstanding as of December 31, 2021 and 2020, respectively.	234	122
Common stock, Class TX shares, $0.01 par value per share, 50,000,000 authorized; 17,520 and 17,518 shares issued and outstanding as of December 31, 2021 and 2020, respectively.	—	—
Additional paid-in capital	252,035	121,677
Accumulated distributions	(17,273)	(7,768)
Accumulated deficit	(55,864)	(11,948)

Total stockholders’ equity	179,134	102,083

Noncontrolling interests
Limited partners	291,258	—
Partially owned entities	70,277	—

Total noncontrolling interests	361,535	—

Total equity and noncontrolling interests	540,669	102,083

Total liabilities, equity and noncontrolling interests	$1,686,890	$204,805

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2021	2020
Revenues
Rental and other property revenues	$73,129	$10,749
Property management revenues	8,597	—
Other revenues	1,455	576

Total revenues	83,181	11,325
Operating expenses
Property operations expense	27,759	4,570
Property management expense	11,302	—
Reimbursable operating expenses	331	1,030
Asset management fee	8,052	2,799
Performance participation allocation	51,761	—
Depreciation and amortization	63,397	6,966
General and administrative expenses	9,880	3,354

Total operating expenses	172,482	18,719

Loss from operations	(89,301)	(7,394)
Equity in earnings (losses) of unconsolidated real estate entities	(533)	2,113
Interest income	207	198
Interest expense	(26,954)	(3,665)
Gain on sale of real estate assets	10,912	—
Other (expense) income	2	197

Loss before income taxes	(105,667)	(8,551)
Income tax expense	(1,238)	—

Net loss	(106,905)	(8,551)
Net loss attributable to noncontrolling interests:
Limited partners	58,923	—
Partially owned entities	4,066	—

Net loss attributable to common stockholders	$(43,916)	$(8,551)

Weighted-average common shares outstanding	17,603,981	10,781,487

Net loss per common share - basic and diluted	$(2.49)	$(0.79)

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)

	Cottonwood Communities, Inc. Stockholders’ Equity								Noncontrolling interests
		Par Value			Additional Paid-In Capital	Accumulated Distributions	Accumulated Deficit	Total Stockholders’ Equity	Limited Partners	Partially Owned Entities	Total Equity and Noncontrolling Interests
	Shares	Common Stock Class I	Common Stock Class A	Common Stock Class TX
Balance at December 31, 2019	8,851,759	$—	$89	$—	$87,974	$(2,370)	$(3,397)	$82,296	$—	$—	$82,296
Issuance of common stock	3,301,213	—	33	—	32,795	—	—	32,828	—	—	32,828
Distribution reinvestment	110,624	—	1	—	1,105	—	—	1,106	—	—	1,106
Common stock repurchased	(31,307)	—	(1)	—	(268)	—	—	(269)	—	—	(269)
Share-based compensation	—	—	—	—	71	—	—	71	—	—	71
Distributions to investors	—	—	—	—	—	(5,398)	—	(5,398)	—	—	(5,398)
Net loss	—	—	—	—	—	—	(8,551)	(8,551)	—	—	(8,551)

Balance at December 31, 2020	12,232,289	—	122	—	121,677	(7,768)	(11,948)	102,083	—	—	102,083
Issuance of common stock	151,286	2	—	—	2,532	—	—	2,534	—	—	2,534
Offering costs	—	—	—	—	(1,705)	—	—	(1,705)	—	—	(1,705)
Distribution reinvestment	8,662	—	—	—	141	—	—	141	—	—	141
Common stock/OP Units repurchased	(203,537)	—	(2)	—	(2,624)	—	—	(2,626)	(2,386)	—	(5,012)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	869	869
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	—	(1,271)	(280)	(1,551)
CRII Merger	430,070	—	4	—	4,654	—	—	4,658	363,278	218,380	586,316
CMRI Merger	5,762,253	—	58	—	70,036	—	—	70,094	—	(79,447)	(9,353)
CMRII Merger	5,232,957	—	52	—	57,324	—	—	57,376	—	(63,752)	(6,376)
Share-based compensation	—	—	—	—	—	—	—	—	1,570	—	1,570
Distributions to investors	—	—	—	—	—	(9,505)	—	(9,505)	(11,010)	(1,427)	(21,942)
Net loss	—	—	—	—	—	—	(43,916)	(43,916)	(58,923)	(4,066)	(106,905)

Balance at December 31, 2021	23,613,980	$2	$234	$—	$252,035	$(17,273)	$(55,864)	$179,134	$291,258	$70,277	$540,669

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(106,905)	$(8,551)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	63,397	6,966
Gain on sale of real estate assets	(10,912)	—
Share-based compensation	1,570	71
Other operating	1,932	729
Equity in losses (earnings) of unconsolidated real estate entities	533	(2,113)
Distributions from unconsolidated real estate entities - return on capital	5,429	—
Changes in operating assets and liabilities:
Other assets	(862)	(646)
Performance participation allocation	51,761	—
Accounts payable, accrued expenses and other liabilities	(519)	728

Net cash provided by (used in) operating activities	5,424	(2,816)

Cash flows from investing activities:
Cash, cash equivalents and restricted cash acquired in connection with the CRII Merger	51,943	—
Acquisition of real estate	—	(53,905)
Acquisition of noncontrolling interest	(1,500)	—
Capital expenditures and development activities	(84,692)	(210)
Investments in unconsolidated real estate entities	(23,545)	(22,925)
Proceeds from sale of real estate assets	16,812	—
Contributions to investments in real-estate related loans	(14,173)	(6,244)
Proceeds from settlement of investments in real-estate related loans	9,332	—
Other investing activities	1,526	—

Net cash used in investing activities	(44,297)	(83,284)

Cash flows from financing activities:
Principal payments on mortgage notes	(642)	—
Proceeds from refinances, net	4,925	—
Proceeds from revolving credit facility	8,500	12,000
Repayments on revolving credit facility	(24,000)	(26,500)
Proceeds from construction loans	52,542	—
Proceeds from issuance of Series 2019 Preferred Stock, net of issuance costs	70,528	28,548
Repurchase of preferred stock	(1,421)	—
Repurchase of unsecured promissory notes	(5,092)	—
Proceeds from issuance of common stock, net	829	33,357
Repurchase of common stock/OP Units	(5,012)	(269)
Distributions to common stockholders	(9,482)	(4,145)
Distributions to noncontrolling interests - limited partners	(10,591)	—
Distributions to noncontrolling interests - partially owned entities	(1,454)	—

Net cash provided by financing activities	79,630	42,991

Net increase (decrease) in cash and cash equivalents and restricted cash	40,757	(43,109)
Cash and cash equivalents and restricted cash, beginning of period	4,633	47,742

Cash and cash equivalents and restricted cash, end of period	$45,390	$4,633

Cottonwood Communities, Inc.

Consolidated Statements of Cash Flows (continued)

(in thousands)

	For the Year Ended December 31,
	2021	2020
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$27,169	$4,362
Restricted cash	18,221	271

Total cash and cash equivalents and restricted cash	$45,390	$4,633

Supplemental disclosure of cash flow information:
Cash paid for interest	$24,659	$2,779
Income taxes paid	$1,068	$—
Supplemental disclosure of non-cash investing and financing activities:
CRII Merger
Fair value of assets acquired and liabilities assumed with the CRII Merger:
Real estate assets	$1,291,030	$—
Investments in unconsolidated real estate entities	$120,775	$—
Intangibles	$32,122	$—
Debt	$734,852	$—
Preferred stock	$143,979	$—
Other assets acquired	$62,147	$—
Other liabilities assumed	$40,926	$—
Fair value of equity issued to CRII Shareholders in the CRII Merger	$4,658	$—
Fair value of noncontrolling interests from the CRII Merger	$581,659	$—
CMRI Merger
Settlement of promote upon closing of the CMRI Merger	$5,585	$—
Settlement of CMRI promissory notes and interest with CROP	$1,545	$—
Net liabilities assumed with the CMRI Merger	$2,223	$—
CMRII Merger
Settlement of promote upon closing of the CMRII Merger	$2,424	$—
Settlement of CMRII promissory notes and interest with CROP	$2,475	$—
Net liabilities assumed with the CMRII Merger	$1,477	$—
Credit facility entered into in conjunction with acquisition of real estate	$—	$49,616

See accompanying notes to consolidated financial statements

1.	Organization and Business

Cottonwood Communities, Inc. (the “Company,” “CCI,” “we,” “us,” or “our”) invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We hold all of our assets through our Operating Partnership. Our Operating Partnership was Cottonwood Communities O.P., LP (“CCOP”) prior to the CRII Merger and is Cottonwood Residential O.P., LP (“CROP”) after the CRII Merger, as described below. We are the sole member of the sole general partner of the Operating Partnership and own general partner interests in the Operating Partnership alongside third party limited partners.

Cottonwood Communities, Inc. is a non-traded perpetual-life, net asset value (“NAV”) real estate investment trust (“REIT”). We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

From August 13, 2018 to December 22, 2020 we conducted an initial public offering of our Class A and Class TX (formerly Class T) common stock (the “Initial Offering”), for which received gross proceeds of $122.0 million. The Initial Offering ended December 2020 as we pursued the Mergers described below. On November 4, 2021, after the Mergers were completed, we registered with the SEC an offering of up to $1.0 billion of shares of common stock (the “Follow-on Offering”), consisting of up to $900.0 million in shares of common stock offered in a primary offering (the “Primary Offering”) and $100.0 million in shares under our distribution reinvestment plan (the “DRP Offering”).

Shares in the Initial Offering had different underwriting compensation structures, which compensation was paid by our advisor on our behalf. Underwriting compensation for Class T, Class D, and Class I shares offered in the Follow-on Offering are paid by investors through an adjustment to the purchase price or their distribution (depending on the share class) or borne by us, subject to certain limitations.

On November 8, 2019, we commenced a private placement offering exempt from registration under the Securities Act pursuant to which we offered a maximum of $128.0 million in shares of Series 2019 Preferred Stock to accredited investors at a purchase price of $10.00 per share (the “Private Offering”). Offering-related expenses in the Private Offering were paid by us. As December 31, 2021, we had received gross proceeds of $111.9 million from the Private Offering. The offering was fully subscribed by March 2022.

We own and operate a diverse portfolio of investments in multifamily apartment communities located in targeted markets throughout the United States. As of December 31, 2021, our portfolio consists of ownership interests or structured investment interests in 33 multifamily apartment communities in 13 states with 9,746 units, including 1,373 units in four multifamily apartment communities in which we have a structured investment interest and another 1,079 units in four multifamily apartment communities under construction. In addition, we have an ownership interest in three parcels of land planned for development.

The Mergers

On January 26, 2021, we entered into stock-for-stock and unit-for unit merger agreements with three affiliated REITs. The merger with Cottonwood Residential II, Inc. (“CRII,” the “CRII Merger”) closed on May 7, 2021. The merger with Cottonwood Multifamily REIT I, Inc. (“CMRII,” the “CMRII Merger”) closed on July 7, 2021. The merger with Cottonwood Multifamily REIT II, Inc. (“CMRII,” the “CMRII Merger”) also closed on July 7, 2021. We refer to the CRII Merger, the CMRI Merger and the CMRII Merger as the “Mergers.”

CRII stockholders received (i) 2.015 shares of our Class A common stock in exchange for their shares of common stock, (ii) one share of our Series 2016 preferred stock in exchange for their CRII Series 2016 preferred stock, and (iii) one share of our Series 2017 preferred stock in exchange for their CRII Series 2017 preferred stock.

Cottonwood Residential O.P., LP (“CROP”), the Operating Partnership of CRII, replaced Cottonwood Communities O.P., LP (“CCOP”) as our Operating Partnership. The participating partnership units of CROP, which excluded preferred units, were split by a ratio of 2.015 (“CROP Unit Split”). Issued and outstanding partnership units of CCOP, which included Series 2019 Preferred Units, LTIP units, Special LTIP units, general partner units and common limited partnership units converted into corresponding units at CROP, the terms of which were identical to the converted CCOP partnership unit.

After giving effect of the CROP Unit Split, each preferred unit, general partner unit, common limited partnership unit, and LTIP unit of CROP remained issued and outstanding

CMRI stockholders received 1.175 shares of our Class A common stock in exchange for their CMRI common stock. CMRII’s stockholders received 1.072 shares of our Class A common stock in exchange for their CMRII common stock. Each partnership unit in the Operating Partnership of the respective REIT, the equivalent number of respective common stock in CMRI and CMRII, converted into common limited partner units in CROP at the same exchange ratio. Each asset held by CMRI and CMRII was owned through joint ventures with CROP. As a result of the consummation of the CMRI Merger and the CMRII Merger, our ownership interest in the properties held through joint ventures with CMRI and CMRII increased to 100% on July 15, 2021.

Through the Mergers we acquired interests in 22 stabilized multifamily apartment communities, four multifamily development projects, one structured investment, and land held for development. We also acquired CRII’s property management business and its employees, an advisory contract with Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”), and personnel who performed certain administrative and other services for us on behalf of CCA III.

CCA III continues to manage our business as our external advisor pursuant to an amended and restated advisory agreement. With the exception of our Chief Legal Officer, Chief Operating Officer, Chief Accounting Officer and Executive Vice President, we do not employ our executive officers.

Much of our structure and agreements have changed materially as a result of the Mergers. Accordingly, information presented in these consolidated financial statements may not be directly comparable to prior periods.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries under its control. The Operating Partnership and its subsidiaries are consolidated as they are controlled by CCI. All intercompany balances and transactions have been eliminated in consolidation.

Some of our partially owned and unconsolidated properties are owned through a tenant in common (“TIC interest”) structure. TIC interests constitute separate and undivided interests in real property. TIC interests in properties for which we exercise significant influence are accounted for using the equity method of accounting until we have acquired a 100% interest in the property.

Number of units and certain other measures used to describe real estate assets included in the notes to the consolidated financial statements are presented on an unaudited basis.

Certain amounts in the prior year consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not impact previously reported net loss or accumulated deficit or change net cash provided by or used in operating, investing or financing activities.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Variable Interest Entities

We invest in entities that qualify as variable interest entities (“VIEs”). All VIEs for which we are the primary beneficiary are consolidated. VIEs for which we are not the primary beneficiary are accounted for under the equity method. A VIE is a legal entity in which the equity investors at risk lack sufficient equity to finance the entity’s activities without additional subordinated financial support or, as a group, the equity investors at risk lack the power to direct the entity’s activities and the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

CROP is a VIE as the limited partners lack substantive kick-out rights and substantive participating rights. We are the primary beneficiary of CROP as we have the power to direct the activities that most significantly impact economic performance and the rights to receive economic benefits. Substantially all of our assets and liabilities are held in CROP.

In cases where we become the primarily beneficiary of a VIE, we recognized a gain or loss for the difference between the sum of (1) the fair value of any consideration paid, the fair value of the noncontrolling interest, and the reported amount of our equity method investment and (2) the net fair value of identifiable assets and liabilities of the VIE.

Investments in Real Estate

In accordance with Accounting Standards Codification Topic 805, Business Combinations, we determine whether an acquisition qualifies as a business combination or as an asset acquisition.

We account for business combinations by recognizing assets acquired and liabilities assumed at their fair values as of the acquisition date and expensing transaction costs. Differences between the transaction price and the fair value of identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, are accounted for as goodwill, or conversely, as a gain on bargain purchase. Transaction costs are included within general and administrative expenses on our consolidated statements of operations as incurred. The CRII Merger was accounted for as a business combination.

We account for asset acquisitions by allocating the total cost to the individual assets acquired and liabilities assumed on a relative fair value basis. Real estate assets and liabilities include land, building, furniture, fixtures and equipment, other personal property, in-place lease intangibles and debt. Asset acquisition accounting is also used when we acquire a controlling interest through the acquisition of additional interests in partially owned real estate.

Fair values are determined using methods similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income. The fair value of debt assumed is determined using a discounted cash flow analysis based on remaining loan terms and principal. Discount rates are based on management’s estimates of current market interest rates for instruments with similar characteristics, and consider remaining loan term and loan-to-value ratio. The fair value of debt is a present value application which discounts the difference between the remaining contractual and market debt service payments at an equity discount rate. The equity discount rate is an estimated levered return and is calculated using the LTV, unlevered property discount rate, and a market rate.

Real Estate Assets, Net

We state real estate assets at cost, less accumulated depreciation and amortization. We capitalize costs related to the development, construction, improvement, and significant renovation of properties, which include capital replacements such as scheduled carpet replacement, new roofs, HVAC units, plumbing, concrete, masonry and other paving, pools and various exterior building improvements. We also capitalize salary costs directly attributable to significant renovation work.

We compute depreciation on a straight-line basis over the estimated useful lives of the related assets. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. The useful lives of our real estate assets are as follows (in years):

Land improvements	5 - 15
Buildings	30
Building improvements	5 - 15
Furniture, fixtures and equipment	5 - 15
Intangible lease assets	Over lease term

We expense ordinary maintenance and repairs to operations as incurred. We capitalize significant renovations and improvements that improve and/or extend the useful life of an asset and amortize over their estimated useful life, generally five to 15 years.

Impairment of Long-Lived Assets

Long-lived assets include real estate assets, acquired intangible assets, and investments in real-estate related loans. Intangible assets are amortized on a straight-line basis over their estimated useful lives. On an annual basis, we assess potential impairment indicators of long-lived assets. We also review for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Indicators that may cause an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results and significant market or economic trends. When we determine the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine recoverability by comparing the carrying amount of the asset to the net future undiscounted cash flows the asset is expected to generate. We recognize, if appropriate, an impairment equal to the amount by which the carrying amount exceeds the fair value of the asset. No impairment losses were recognized for the years ended December 31, 2021 and 2020 related to our long-lived assets.

Investments in Unconsolidated Real Estate Entities

Real estate investments where we have significant noncontrolling influence and VIEs where we are not the primary beneficiary are accounted for under the equity method.

Equity method investments in unconsolidated real estate entities are recorded at cost, adjusted for our share of net earnings or losses each period, and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the unconsolidated real estate entities. We follow the “look through” approach for classification of distributions from unconsolidated real estate entities in the consolidated statements of cash flows. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in unconsolidated real estate entities whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. No impairment losses were recognized for the years ended December 31, 2021 and 2020 related to our investments in unconsolidated real estate entities.

Evaluation of Acquisition, Construction and Development Investments

We evaluate our investments in real-estate related loans at the time of origination to determine whether these arrangements represent, in economic substance, an investment in real estate or a loan using the guidance for acquisition, development, and construction (“ADC”) arrangements. This includes evaluating the risks and rewards of each arrangement and the characteristics of an owner of real estate versus those of a lender.

Investments in Real-Estate Related Loans

We carry our investment in real-estate related loans at amortized cost with an assessment made for impairment in the event recoverability of the principal amount becomes doubtful. If, upon testing for impairment, the fair value result of our investments in real-estate related loans or its collateral is lower than the carrying amount of the loan, an allowance is recorded to lower the carrying amount to fair value, with a loss recorded in earnings. The amortized cost of our investments in real-estate related loans on the consolidated balance sheets consists of drawn amounts on the loans, net of unamortized costs and fees directly associated with the origination of the loan. Costs we incur associated with originating investments in real-estate related loans are deferred and amortized on a straight-line basis, which approximates the effective interest method, over the term of the corresponding investment in real-estate related loan as an adjustment to interest income and are reflected on our consolidated statements of operations as other revenues. Interest income on our investments in real-estate related loans is recognized on an accrual basis over the life of the loan.

Cash and Cash Equivalents

We consider all cash on deposit, money market funds and short-term investments with original maturities of three months or less to be cash and cash equivalents. We maintain cash in demand deposit accounts at several major commercial banks where balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Restricted Cash

Restricted cash includes a construction bond, residents’ security deposits, cash in escrow for self-insurance retention, cash in escrow for acquisitions, escrow deposits held by lenders for property taxes, insurance, debt service and replacement reserves, and utility deposits.

Other Assets

Other assets consist primarily of intangible assets acquired in connection with the CRII Merger, as well as receivables, deferred tax assets, prepaid expenses, equipment, related party notes, related party receivables and other assets.

Unsecured Promissory Notes

The 2017 6% Notes and the 2019 6% Notes are unsecured notes issued to investors outside of the United States. These unsecured promissory notes are described in Note 6. These instruments are similar in nature, have fixed interest rates and maturity dates, and are denominated in U.S. dollars.

Preferred Stock

Series 2016 Preferred Stock, Series 2017 Preferred Stock and Series 2019 Preferred Stock are described in Note 8. These instruments are similar in nature and are classified as liabilities on the consolidated balance sheet due to the mandatory redemption of these instruments on a fixed date for a fixed amount. Preferred stock distributions are recorded as interest expense.

Debt Financing Costs

Debt financing costs are presented as a direct deduction from the carrying amount of the associated debt liability, which includes mortgage notes, unsecured promissory notes, our revolving credit facility and preferred stock. Debt financing costs are amortized over the life of the related liability through interest expense.

Revenue Recognition

We lease our multifamily residential units with rents generally due on a monthly basis. Terms are one year or less, renewable upon consent of both parties on an annual or monthly basis. Rental and other property revenues is recognized in accordance with Accounting Standards Codification (“ASC”) No. 842, Leases (“Topic 842”). Rental and other property revenues represented 88% of our total revenue for the year ended December 31, 2021.

Our non-lease related revenue consists of income earned from our property management, development, asset management and interest income from our investments in real-estate related loans. Property management and development revenue is derived primarily from our property management services, development and construction work, and internet services. Other revenues consists of interest revenue from our investments in real-estate related loans and asset management revenue, which is derived from our asset management agreement with Cottonwood Multifamily Opportunity Fund, Inc.

Non-lease revenues are recognized in accordance with Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”), as subsequently amended. The guidance requires that revenue (outside of the scope of Topic 842) is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

Income Taxes

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, beginning with the year ending December 31, 2019. CCI, as a REIT, is not subject to federal income tax with respect to that portion of its income that meets certain criteria and is distributed annually to stockholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s taxable income, excluding net capital gains, to stockholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants relief under certain statutory provisions. As a qualified REIT, we are still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. In addition, taxable income from activities managed through our taxable REIT subsidiary (“TRS”) are subject to federal, state and local income taxes. Provision for such taxes has been included in income tax expense on our consolidated statements of operations.

CROP is generally not subject to federal and state income taxes. OP Unit holders, including CCI, are subject to tax on their respective allocable shares of CROP’s taxable income. However, there are certain states that require an entity level tax on CROP.

We determine deferred tax assets and liabilities applicable to the TRS based on differences between financial reporting and tax bases of existing assets and liabilities. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. We recognize interest and penalties relating to uncertain tax positions in income tax expense when incurred.

Our deferred tax assets in 2020 were fully allowed for. For the year ended December 31, 2021, we had an income tax provision of $1.2 million of which $1.1 million was current and $0.1 million was deferred. As of December 31, 2021, our net deferred tax liability was $2.1 million.

Noncontrolling Interests

The portion of ownership interests in consolidated entities not held by CCI are reported as noncontrolling interests. Equity and net income (loss) attributable to CCI and to noncontrolling interests are presented separately on the consolidated financial statements. Changes in noncontrolling ownership interests, as in the case of the CMRI Merger and CMRII Merger, are accounted for as equity transactions.

Noncontrolling interest – limited partners – These noncontrolling interests represent ownership interest in CROP (“OP Unit”) not held by CCI, the general partner. Net income or loss is allocated to these limited partners of CROP based on their ownership percentage. Issuance of additional common stock by CCI or OP Units to limited partners changes the ownership interests of both CCI and the limited partners of CROP.

Consistent with the one-for-one relationship between the OP Units issued to CCI, limited partners are attributed a share of net income or loss in CROP based on their weighted-average ownership interest in CROP during the period.

Noncontrolling interest – partially owned entities – These noncontrolling interests represent ownership interests that are not held by us in consolidated entities. Net income (loss) is allocated to noncontrolling interests in partially owned entities based on ownership percentage in those entities.

Refer to Note 11 for more information on our noncontrolling interests.

Organization and Offering Costs

Organization and offering costs in the Initial Offering were paid by our advisor, which totaled $14.1 million. Organization and offering costs with the Follow-on Offering are paid by purchasers of the shares through an adjustment to the purchase price of the share or their distribution (depending on the class of share purchased) or by us. They are recorded as an offset to equity. As of December 31, 2021, we had incurred $1.7 million of organization and offering costs with the Follow-on Offering.

Organization and offering costs in the Private Offering are paid by us. They are deferred and amortized up to the redemption date through interest expense. As of December 31, 2021, we had incurred $11.6 million of organization and offering costs with the Private Offering.

Recent Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Required date of adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	This ASU requires entities to estimate a lifetime expected credit loss for most financial assets, including trade and other receivables and other long term financings including available for sale and held-to-maturity debt securities, and loans. Subsequently, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which amends the scope of ASU 2016-13 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with the leases standard (Topic 842).	January 1, 2023	ASU 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income. The amendments in ASU 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. We are evaluating the impact of adopting ASU 2016-13 on our financial statements.

3.	Real Estate Assets, Net

The following table summarizes the carrying amounts of our consolidated real estate assets ($ in thousands):

	December 31, 2021		December 31, 2020
Land	$202,531		$23,894
Building and improvements	1,074,126		139,110
Furniture, fixtures and equipment	37,463		3,983
Intangible assets	34,905		3,809
Construction in progress (1)	127,493		—

	1,476,518		170,796
Less: Accumulated depreciation and amortization	(68,035	) (2)	(9,704)

Real estate assets, net	$1,408,483		$161,092

(1)	Includes construction in progress for our development projects and capitalized costs for improvements not yet placed in service at our stabilized properties.
(2)	Includes the amortization of $33.2 million of in-place lease assets acquired with the CRII Merger over a period of six months in 2021.

CRII Merger

On May 7, 2021, we completed the CRII Merger. The CRII Merger was accounted for as a business combination in accordance with ASC 805, Business Combinations (“ASC 805”). Based on an evaluation of the relevant factors and the guidance in ASC 805, CCI was determined to be both the legal and accounting acquirer. In order to make this consideration, various factors have been analyzed including which entity issued its equity interests, relative voting rights, existence of noncontrolling interests, control of the board of directors, management composition, relative size, transaction initiation, operational structure, relative composition of employees, and other factors. The most significant factor identified was the relative voting rights, as CCI stockholders hold the majority of the controlling financial (voting) interests. CCI also initiated the transaction and was the entity issuing common equity interests in the merger.

The consideration given in exchange for CRII is as follows ($ in thousands, except share and per share data):

CRII Common stock issued and outstanding	213,434
Exchange ratio	2.015

CCI common stock issued as consideration	430,070
CCI’s estimated value per share as of May 7, 2021	$10.83

Value of CCI common stock issued as consideration	$4,658

The allocation of the purchase price below requires significant judgment and represents management’s best estimate of the fair value as of the acquisition date. The following table shows the purchase price allocation of CRII’s identifiable asset and liabilities assumed as of May 7, 2021 ($ in thousands):

Assets
Real estate assets (1)	$1,291,030
Investments in unconsolidated real estate entities	120,775
Cash and cash equivalents	31,799
Restricted cash	20,144
Other assets (2)	42,325

Total assets acquired	$1,506,073
Liabilities
Mortgage notes, net	$622,095
Construction loans	64,114
Preferred stock	143,979
Unsecured promissory notes	48,643
Accounts payable, accrued expenses and other liabilities	40,926

Total liabilities assumed	919,757

Consolidated net assets acquired	586,316
Noncontrolling interests (3)	(581,659)

Net assets acquired	$4,657

(1)

Real estate assets acquired in connection with the CRII Merger include $33.2 million of intangible lease assets, which have a weighted-average amortization period of 0.5 years. As such, based on the May 7, 2021 merger date, the intangible lease assets acquired from the CRII Merger have been fully amortized by December 31, 2021.

(2)

Other assets includes $32.1 million of intangible assets from the CRII Merger. Of this amount, $8.0 million relates to a promote asset which was removed upon the closing of the CMRI and CMR II Mergers on July 15, 2021. The remaining $24.1 million of intangible assets have a weighted-average amortization period of 8.8 years, and include $22.2 million related to the acquisition of CRII’s property management and ancillary businesses (with a weighted-average amortization period of 9.2 years) and $1.9 million related to acquired disposition fees on certain properties and promotes on development assets (with a weighted-average amortization period of 3.8 years).

(3)

The fair value of noncontrolling interests is based on the fair value of assets and liabilities held by the noncontrolling interests at their ownership share. These values were determined using methods similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income.

As a result of the CRII Merger we consolidated 17 multifamily apartment communities and four development projects as well as added six multifamily apartment communities accounted for under the equity method of accounting.

The revenue and net loss generated from the assets acquired and liabilities assumed with the CRII Merger since the May 7, 2021 acquisition date to December 31, 2021 are as follows (unaudited, in thousands):

Revenue	$70,211
Net loss	$(36,830)

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the CRII Merger occurred in 2020 and had been included in operations as of January 1, 2020. The pro forma operating information excludes certain nonrecurring adjustments, such as acquisition fees and expenses incurred, to reflect the pro forma impact the acquisition would have on earnings on a continuous basis (in thousands):

	Year Ended December 31,
	2021	2020
Pro forma revenue:
Historic results	$83,181	$11,325
CRII Merger (excluding those in historic results)	34,140	88,535

Total	$117,321	$99,860

Pro forma net loss:
Historic results	$(106,904)	$(8,551)
CRII Merger (excluding those in historic results)	(13,298)	(70,902)

Total	$(120,202)	$(79,453)

The pro forma information is not necessarily indicative of the results which actually would have occurred if the business combination had occurred on the first day of the periods presented, nor does the pro forma financial information purport to represent the results of operations for future periods. Pro forma net losses for the year ended December 31, 2020 include the amortization of $33.2 million of intangible lease assets, which have a weighted-average amortization period of 0.5 years.

CMRI Merger and CMRII Merger

We consolidated the properties that CMRI and CMRII invested in through joint ventures with CROP with the closing of the CRII Merger in May 2021. As a result of the CMRI Merger and the CMRII Merger in July 2021, our ownership interest in these properties increased to 100%. The acquisition of an additional ownership interest of a consolidated entity is accounted for as an equity transaction. Accordingly, CMRI’s and CMRII’s noncontrolling interest in the properties was reduced by its carrying amount and the difference between the carrying amount and the consideration paid was recorded as an adjustment to our equity through additional paid-in capital. Information regarding these equity transactions is as follows (in thousands, except share and per share data):

Consideration	CMRI Merger	CMRII Merger
Common stock issued and outstanding	4,904,045	4,881,490
Exchange ratio	1.175	1.072

CCI common stock issued as consideration	5,762,253	5,232,957
Per share value of CCI Common Stock	$11.7865	$11.7865

Fair value of CCI Common Stock issued	$67,917	$61,678
Settlement of promote	5,585	2,424
Settlement of CMRI and CMRII promissory notes and interest with CROP	1,545	2,475
Net liabilities assumed	2,223	1,477

Total consideration	$77,270	$68,054

Change in equity	CMRI Merger	CMRII Merger
Carrying amount of noncontrolling interest	$79,447	$63,752
Total consideration	77,270	68,054

Additional paid in capital adjustment	$2,177	$(4,302)

Fair value of CCI Common Stock issued	$67,917	$61,678
Additional paid in capital adjustment	2,177	(4,302)

Total change in equity	$70,094	$57,376

Asset acquisitions

During 2020, we acquired Cottonwood One Upland, a multifamily community in the Greater Boston area for $103.6 million, excluding closing costs. We funded the purchase with an initial draw of $50.0 million from our $67.6 million credit facility with JP Morgan and proceeds from our offerings. Acquired assets and liabilities were recorded at relative fair value as an asset acquisition (Note 2). The following table summarizes the purchase price allocation Cottonwood One Upland during the year ended December 31, 2020 (in thousands):

	Allocated Amounts
Property	Building	Land	Land Improvements	Personal Property	Intangible	Total
Cottonwood One Upland	$82,146	$14,515	$3,009	$1,967	$2,305	$103,942

The weighted-average amortization period for the intangible lease assets acquired in connection with the Cottonwood One Upland acquisition was 0.5 years after the March 19, 2020 acquisition date. As such, the intangible lease assets acquired from the Cottonwood One Upland acquisition have been fully amortized by December 31, 2020.

Alpha Mill Transaction

On November 2, 2021, we sold TIC interests in Alpha Mill totaling 43% to certain unaffiliated third parties through a private offering for $34.8 million. Under the terms of the private offering, we have the option to re-acquire the TIC interests at fair value beginning on the second anniversary after the sale. The purchaser may elect to receive limited partnership units in CROP (our Operating Partnership) or cash in the event we exercise our option.

As a result of this transaction, Alpha Mill was deconsolidated and we recorded a gain on sale of $10.8 million. After November 2, 2021, our remaining ownership interest in Alpha Mill is recorded as an investment in unconsolidated real estate.

4.	Investments in Unconsolidated Real Estate Entities

Our investments in unconsolidated real estate entities consist of ownership interests in stabilized properties and preferred equity investments as follows as of December 31, 2021 and 2020 (in thousands):

			Balance at December 31,
Property / Development	Location	% Owned	2021	2020
Stabilized Properties
3800 Main	Houston, TX	50.0%	$10,347	$—
Alpha Mill (1)	Charlotte, NC	57.2%	22,034	—
Cottonwood Bayview (1)	St. Petersburg, FL	71.0%	31,399	—
Cottonwood Ridgeview (1)	Plano, TX	90.5%	34,352	—
Fox Point (1)	Salt Lake City, UT	52.8%	16,056	—
Toscana at Valley Ridge (1)	Lewisville, TX	58.6%	9,370	—
Melrose Phase II (1)	Nashville, TN	79.8%	15,523	—
Preferred Equity Investments
Lector85	Ybor City, FL		13,010	11,396
Vernon Boulevard	Queens, NY		18,079	15,886
Riverfront	West Sacramento, CA		16,884	2,718
Other			3,679	—

Total			$190,733	$30,000

(1)	We account for our tenant in common interests in these properties as equity method investments. Refer to Note 2.

Our investments in unconsolidated real estate entities for the stabilized assets above were acquired on May 7, 2021 as part of the CRII Merger. Equity in losses for our stabilized assets during the period from the CRII Merger closing on May 7, 2021 to December 31, 2021 was $6.1 million. During 2021, we bought an additional 54.9% interest in Melrose Phase II for $10.6 million, increasing our ownership to 79.8%.

We acquired equity method investments in stabilized properties with the CRII Merger in May 2021 and recorded an equity method investment in Alpha Mill with the November 2021 transaction mentioned in Note 3. The following is a summary of certain balance sheet and operating data of these stabilized properties ($ in thousands):

For the Period Held as Equity Method Investments
Operating data:
Total revenues	$23,514
Total operating expenses	9,941
Total other expenses	(24,672)
Net loss	(11,099)

December 31, 2021
Balance sheet data:
Real estate assets	$440,853
Cash and cash equivalents	6,361
Total assets	452,972
Mortgage notes, net	250,224
Total liabilities	255,768

Our preferred equity investments, which are in development projects, have liquidation rights and priorities that are different from ownership percentages. As such, equity in earnings is determined using the hypothetical liquidation book value (“HLBV”) method. Income or loss is recorded based on changes in what would be received should the entity liquidate all of its assets (as valued in accordance with GAAP) and distribute the resulting proceeds based on the terms of the respective agreements. The HLBV method is a balance sheet focused approach commonly applied to equity investments where cash distribution percentages vary at different points in time and are not directly linked to an equity holder’s ownership percentage.

Equity in earnings for our preferred equity investments for the years ended December 31, 2021 and 2020 were $5.6 million and $2.1 million, respectively. During the year ended December 31, 2021, we funded the remaining $12.4 million commitment on our Riverfront preferred equity investment. As of December 31, 2021, we had fully funded our commitments on all of our preferred equity investments.

5.	Investments in Real-Estate Related Loans

Dolce B Note

On May 7, 2021, the borrower of the Dolce B Note prepaid in full the outstanding principal balance plus accrued interest as a result of refinancing the project upon completion.

During the period from January 1, 2021 to May 7, 2021, we issued $1.1 million, bringing the total amount funded on the $10.0 million B Note to $9.3 million prior to repayment by the borrower in full on May 7, 2021.

During the period from January 1, 2021 to the May 7, 2021 repayment date, net interest income from the Dolce B Note was $0.3 million. Net interest income from the Dolce B Note was $0.6 million for the year ended December 31, 2020, and is classified within other revenues on our consolidated statements of operations. No allowance was recorded on the Dolce B Note during the years ended December 31, 2021 and 2020.

Integra Peaks Mezzanine Loan

On June 30, 2021, we entered into a co-lender agreement to participate in a $19.5 million mezzanine loan originated for the purpose of developing a 300-unit multifamily apartment community located in Reno, Nevada. The project is expected to consist of five 4-story elevator serviced garden-style apartments situated on a 12.1 acre site. The borrower, an unaffiliated third party, will use the mezzanine loan proceeds, along with $14.1 million in common equity and $42.5 million in construction loan proceeds to complete the project.

We committed to fund a total of $13.0 million of the mezzanine loan, with the remaining $6.5 million funded by an unaffiliated co-lender. Generally, we and our co-lender participate on parity with respect to draw requests, interest and priority in repayment at maturity. The mezzanine loan bears interest at a rate of 12.0% per annum, compounded monthly, and, subject to certain limitations and fees, may be prepaid in whole or in part.

As of December 31, 2021, we had funded all $13.0 million of our commitment under the co-lender agreement. The mezzanine loan has an original maturity date of March 30, 2024 with two one-year extension options.

Net interest income from the Integra Peaks Mezzanine Loan was $0.6 million for the year ended December 31, 2021 and is classified within other revenues on our consolidated statements of operations. No allowance was recorded on the Integra Peaks Mezzanine Loan during the year ended December 31, 2021.

6.	Debt

Mortgage Notes and Revolving Credit Facility

The following table is a summary of the mortgage notes and revolving credit facility secured by our properties as of December 31, 2021 and 2020 ($ in thousands):

			Principal Balance Outstanding
Indebtedness	Weighted-Average Interest Rate	Weighted-Average Remaining Term (1)	December 31, 2021	December 31, 2020
Fixed rate loans
Fixed rate mortgages	4.03%	3.7 Years	$213,009	$35,995

Total fixed rate loans			213,009	35,995
Variable rate loans (2)
Floating rate mortgages	2.86%	6.2 Years	407,022	—
Variable rate revolving credit facility (3)	1.63%	3.2 Years	20,000	35,500

Total variable rate loans			427,022	35,500

Total secured loans			640,031	71,495
Unamortized debt issuance costs			(940)	(1,175)
Premium on assumed debt, net			3,016	—

Mortgage notes and revolving credit facility, net			$642,107	$70,320

(1)	For loans where we have the ability to exercise extension options at our own discretion, the maximum maturity date has been assumed.

(2)	The interest rate of our variable rate loans is primarily based on one-month LIBOR.
(3)

We may obtain advances secured against Cottonwood One Upland up to $74.9 million on our variable rate revolving credit facility, as well as finance other future acquisitions up to $125.0 million in total revolving debt capacity, as long as certain loan-to-value ratios and other requirements are maintained.

The aggregate maturities, including amortizing principal payments on mortgage notes for years subsequent to December 31, 2021 are as follows (in thousands):

Year	Total
2022	$1,592
2023 (1)	102,731
2024	139,686
2025	3,374
2026	39,087
Thereafter	353,561

$640,031

(1)

$20.0 million of the amount maturing in 2023 relates to the amount outstanding at December 31, 2021 on our variable rate revolving credit facility. The maturity date on the variable rate revolving credit facility can be extended for two one-year periods, subject to the satisfaction of certain conditions.

We are in compliance with all covenants associated with our mortgage notes and revolving credit facility as of December 31, 2021.

Construction Loans

Information on our construction loans are as follows ($ in thousands):

Development	Interest Rate	Final Expiration Date	Loan Amount	Amount Drawn at December 31, 2021
Sugarmont (1)	One-Month USD Libor + 3.0%	September 30, 2022	$63,250	$59,660
Park Avenue	One-Month USD Libor + 1.75%	November 30, 2023	37,000	29,520
Cottonwood on Broadway	One-Month USD Libor + 1.9%	May 15, 2024	44,625	27,476
Cottonwood on Highland	One-Month USD Libor + 2.75% (2)	December 1, 2024	37,000	—

			$181,875	$116,656

(1)	The Sugarmont construction loan was refinanced in January 2022. Refer to Note 13.
(2)	The Libor rate for the Cottonwood on Highland construction loan is subject to a minimum floating index embedded floor rate of 0.5%, resulting in a minimum interest rate of 3.25%.

Unsecured Promissory Notes, Net

CROP issued notes to foreign investors outside of the United States. These notes are unsecured and subordinate to all of CROP’s debt. Each note has two one-year extension options during which the interest rate will increase 0.25% each additional period.

Information on our unsecured promissory notes are as follows ($ in thousands):

	Offering Size	Interest Rate	Maturity Date	December 31, 2021
2017 6% Notes	$35,000	6.00%	December 31, 2022	$20,918
2019 6% Notes	25,000	6.00%	December 31, 2023	22,625

	$60,000			$43,543

Our previously issued 2017 6.25% Notes were fully redeemed in December 2021 for $5.0 million prior to their December 31, 2021 maturity date.

7.	Fair Value of Financial Instruments

We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate. As of December 31, 2021 and 2020, the fair values of cash and cash equivalents, restricted cash, other assets, related party payables, and accounts payable, accrued expenses and other liabilities approximate their carrying values due to the short-term nature of these instruments.

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1 - Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2 - Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

•	Quoted prices for similar assets/liabilities in active markets;

•	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);

•	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and

•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 - Unobservable inputs that cannot be corroborated by observable market data.

The table below includes the carrying value and fair value for our financial instruments for which it is practicable to estimate fair value (in thousands):

	As of December 31, 2021		As of December 31, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Asset:
Investments in real-estate related loans	$13,035	$13,035	$8,206	$8,206
Financial Liability:
Fixed rate mortgages	$213,009	$216,566	$35,995	$38,658
Floating rate mortgages	$407,022	$409,377	$—	$—
Variable rate revolving credit facility	$20,000	$20,000	$35,500	$35,500
Construction loans	$116,656	$116,656	$—	$—
Series 2016 Preferred Stock	$139,996	$139,996	$—	$—
Series 2017 Preferred Stock	$2,586	$2,586	$—	$—
Series 2019 Preferred Stock	$111,863	$111,863	$32,933	$32,933
Unsecured promissory notes, net	$43,543	$43,543	$—	$—

Our investments in real-estate related loans, fixed and floating rate mortgages, variable rate revolving credit facility, construction loans, preferred stock and unsecured promissory notes are categorized as Level 3 in the fair value hierarchy.

8.	Preferred Stock

We have three classes of preferred stock, Series 2016, Series 2017 and Series 2019, each of which were offered at a price of $10.00 per share. Our Series 2016 Preferred Stock and the Series 2017 Preferred Stock were issued in connection with the CRII Merger in exchange for the corresponding series of preferred stock held at CRII.

Each class of preferred stock receives a fixed preferred dividend based on a cumulative, but not compounded, annual return. Each class has a fixed redemption date with extension options at our discretion, subject to an increase in the preferred dividend rate, and is classified as a liability on the consolidated balance sheets. We can also redeem our preferred stock early for cash plus all accrued and unpaid dividends. Our preferred stock ranks senior to our common stock and on parity with each other with respect to distribution rights and rights upon liquidation, dissolution or winding up.

Information on our preferred stock is as follows:

					Shares Outstanding at
	Dividend Rate	Extension Dividend Rate	Redemption Date	Maximum Extension Date	December 31, 2021	December 31, 2020
Series 2016 Preferred Stock (1)	6.5%	7.0%	January 31, 2022	January 31, 2023	13,999,560	—
Series 2017 Preferred Stock	7.5%	8.0%	January 31, 2022	January 31, 2024	258,550	—
Series 2019 Preferred Stock	5.5%	6.0%	December 31, 2023	December 31, 2025	11,186,301	3,308,326

(1)	As of December 31, 2021, we are currently in the first extension period on our Series 2016 Preferred Stock resulting in an extension dividend rate of 7.0%.

Subsequent to year end, our Series 2017 Preferred Stock was fully redeemed for approximately $2.6 million immediately after the January 31, 2022 redemption date.

During the years ended December 31, 2021 and 2020 we issued $78.9 million and $31.7 million of Series 2019 Preferred Stock, respectively. During the years ended December 31, 2021 and 2020, we incurred $3.6 million and $0.8 million in dividends on our Series 2019 Preferred Stock, respectively. During the period from the CRII Merger closing on May 7, 2021 to December 31, 2021, we incurred $6.4 million and $0.1 million in dividends on our Series 2016 Preferred Stock and Series 2017 Preferred Stock, respectively.

During the year ended December 31, 2021, we repurchased 10,000 shares of Series 2019 Preferred Stock for $0.1 million and during the period from the CRII Merger closing on May 7, 2021 to December 31, 2021 we repurchased 139,740 shares of Series 2016 Preferred Stock for $1.3 million. No shares of Series 2019 Preferred Stock were repurchased during the year ended December 31, 2020.

9.	Stockholders’ Equity

Common Stock

The following table summarizes the changes in the shares outstanding for each class of outstanding common stock for the periods presented below:

	Class
	I	A	TX	Total
Balance at December 31, 2019	—	8,851,759	—	8,851,759
Issuance of common stock	—	3,283,713	17,500	3,301,213
Distribution reinvestment	—	110,606	18	110,624
Repurchases of common stock	—	(31,307)	—	(31,307)

Balance at December 31, 2020	—	12,214,771	17,518	12,232,289

Issuance of common stock	151,286	—	—	151,286
Distribution reinvestment	—	8,660	2	8,662
Repurchases of common stock	—	(203,537)	—	(203,537)
CRII Merger	—	430,070	—	430,070
CMRI Merger	—	5,762,253	—	5,762,253
CMRII Merger	—	5,232,957	—	5,232,957

Balance at December 31, 2021	151,286	23,445,174	17,520	23,613,980

Common Stock Distributions

Distributions on our common stock are determined by the board of directors based on our financial condition and other relevant factors. Common stockholders may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. For the year ended December 31, 2021, we paid aggregate distributions of approximately $9.6 million, including $9.5 million distributions paid in cash and $0.1 million of distributions reinvested through our distribution reinvestment plan. For the year ended December 31, 2020, we paid aggregate distributions of approximately $5.2 million, including $4.1 million distributions paid in cash and $1.1 million of distributions reinvested through our distribution reinvestment plan.

Distributions were at a daily rate of $0.00013699, or $0.50 annually, per common share during the year ended December 31, 2020 and for the period of January 1, 2021 through August 30, 2021. In September 2021, we began declaring monthly distributions for each share of our common stock as shown in the table below:

Shareholder Record Date	Monthly Rate	Annually
September 25, 2021	$0.04333333	$0.52
October 29, 2021	0.04333333	0.52
November 30, 2021	0.05416667	0.65
December 31, 2021	0.05666667	0.68

For the year ended December 31, 2021, 100% (unaudited) of distributions to stockholders were reported as a return of capital or, to the extent they exceed a stockholder’s adjusted tax basis, as gains from the sale or exchange of property.

Repurchases

During the year ended December 31, 2021, we repurchased 203,537 shares of Class A common stock pursuant to our share repurchase program for $2.6 million, at an average repurchase price of $12.90. During the year ended December 31, 2020, we repurchased 31,307 shares of Class A common stock pursuant to our share repurchase program for $0.3 million, at an average repurchase price of $8.58. No shares of Class TX common stock were repurchased during the years ended December 31, 2021 and 2020. No shares of Class I common stock were repurchased during the year ended December 31, 2021.

10.	Related-Party Transactions

Advisory Agreement

CCA III manages our business as our external advisor and, as of the CRII Merger described above, was initially the Special Limited Partner owning a special partner interest in CROP. Effective November 12, 2021, CCA III assigned its special limited partner interest to its affiliate, CC Advisors – SLP, LLC. Following the CRII Merger, we became the property manager for our stabilized multifamily apartment communities and employ certain personnel who manage our operations directly. These activities are all subject to oversight by our board of directors. Per the terms of our advisory agreement, our advisor is entitled to receive the fees for the services which are mentioned below.

Asset Management Fee

Under the amended and restated advisory agreement entered May 7, 2021, CROP pays our advisor a monthly management fee equal to 0.0625% of GAV (gross asset value of CROP, calculated pursuant to our valuation guidelines and reflective of the ownership interest held by CROP in such gross assets), subject to a cap of 0.125% of net asset value of CROP. Prior to May 7, 2021, we paid our advisor an annual asset management fee in an amount equal to 1.25% per annum (paid monthly) of the gross book value of our assets as of the last day of the prior month.

Asset management fees to our advisor for the years ended December 31, 2021 and 2020 were $8.1 million and $2.8 million, respectively.

Acquisition Expense Reimbursement

We will reimburse our advisor for out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, financing and development of investments, whether or not such investments are acquired, and make payments to third parties or possibly certain of our advisor’s affiliates in connection with providing services to us.

Performance Participation Allocation

The Special Limited Partner, so long as the advisory agreement has not been terminated, holds a performance participation interest in CROP that entitles it to receive an allocation of CROP’s total return to its capital account. Total return is defined as all distributions accrued or paid (without duplication) on Participating Partnership units (all units in CROP with the exception of preferred units) plus the change in the aggregate net asset value of such Participating Partnership units. The annual total return will be allocated solely to the Special Limited Partner only after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The allocation of the performance participation interest is ultimately determined at the end of each calendar year, accrues monthly and will be paid in cash or Class I units at the election of the Special Limited Partner after the completion of each calendar year.

During the period from the CRII Merger closing on May 7, 2021 to December 31, 2021, we recognized $51.8 million of performance participation expense as a result of the increase in the value of our net assets and dividends paid to stockholders. The full amount was paid in cash subsequent to year end. No performance participation allocation was recognized prior to the CRII Merger as it was not a part of our operating partnership agreement.

Reimbursable Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Our conflicts committee determined that no reimbursement was required as of December 31, 2021.

Other

As a result of the CRII Merger, employees who had previously provided services to us and for which we reimbursed related expenses to our advisor are now our employees. As such, we had no reimbursable company operating expenses from the May 7, 2021 CRII Merger date onward. Reimbursable company operating expenses to our advisor or its affiliates for the years ended December 31, 2021 and 2020 were $0.3 million and $1.0 million, respectively.

Independent Director Compensation

Annually, each independent director is paid a cash retainer of $50,000 for their service (prorated in 2021) and a grant of time-based LTIP Units with a value of $85,000 at the time of grant. The LTIP Units have a one-year vesting schedule. Independent board members serving as chairperson of each of the audit, compensation and conflicts committees receive an additional annual cash retainer of $15,000, $10,000 and $10,000, respectively.

11.	Noncontrolling Interests

Noncontrolling Interests - Limited Partners

Common Limited OP Units and LTIP Units are CROP units not owned by CCI and collectively referred to as “Noncontrolling Interests – Limited Partners.”

Common Limited OP Units - Common Limited OP Units share in the profits, losses and cash distributions of CROP as defined in the partnership agreement, subject to certain special allocations and receive distributions equivalent to distributions declared to the holders of CCI common stock.

During the period from the CRII Merger closing on May 7, 2021 to December 31, 2021, we paid aggregate distributions to noncontrolling OP Unit holders of $10.6 million.

LTIP Units - Certain executives, directors and key employees receive LTIP Units in CROP as equity incentive compensation. LTIP Units are a separate series of limited partnership units, which are convertible into Common Limited OP Units upon achieving certain time vesting and performance requirements. Unless otherwise provided, the time vesting LTIP Units (whether vested or unvested) entitle the holder to receive current distributions from CROP, and the performance LTIP Units (whether vested or unvested) entitle the holder to receive 10% of the current distributions from CROP during the applicable performance period. When the LTIP Units have vested and sufficient income has been allocated to the holder of the vested LTIP Units, the LTIP Units will automatically convert to Common Limited OP Units in CROP on a one-for-one basis. LTIP Units constitute profits interests and have no voting rights in CROP.

In conjunction with the CRII Merger, 528,451 time vesting LTIP units were awarded to executives as retention grants. As of December 31, 2021, there were 719,137 unvested time LTIP awards and 380,637 unvested performance LTIP awards outstanding. Share-based compensation was $1.6 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation expense for LTIP Units at December 31, 2021 is $6.5 million and is expected to be recognized on a straight-line basis through June 2025.

Noncontrolling Interests - Partially Owned Entities

As of December 31, 2021, noncontrolling interests in entities not wholly owned by us ranged from 1% to 81%, with the average being 24%.

12.	Commitments and Contingencies

Economic Dependency

We are dependent on our advisor and its affiliates and the dealer manager for certain services that are essential to us, including the sale of our shares in our public and private offering; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of our investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, we will be required to obtain such services from other sources.

Litigation

We are subject to a variety of legal actions in the ordinary course of our business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, as of December 31, 2021, we believe the final outcome of such legal proceedings and claims will not have a material adverse effect on our liquidity, financial position or results of operations.

Environmental

As an owner of real estate, we are subject to various federal, state and local environmental laws. Compliance with existing laws has not had a material adverse effect on us. However, we cannot predict the impact of new or changed laws or regulations on our properties or on properties that we may acquire in the future.

COVID-19 Pandemic

One of the most significant risks and uncertainties facing the real estate industry generally continues to be the effect of the ongoing public health crisis of the novel coronavirus (COVID-19) pandemic. During the year ended December 31, 2021, we did not experience significant disruptions in our operations from the COVID-19 pandemic; however we continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how the pandemic will impact our tenants and multifamily communities.

Distribution Reinvestment Plan

Our distribution reinvestment plan allows common stockholders to apply their dividends and other distributions towards the purchase of additional shares of common stock. The purchase price for shares purchased pursuant to our distribution reinvestment plan is the transaction price for such shares in effect on the distribution date, which is generally the most recently disclosed NAV per share. We suspended our distribution reinvestment plan in December 2020 and resumed our distribution reinvestment plan on November 4, 2021 when the SEC declared the Follow-on Offering effective.

Share Repurchase Programs

Preferred Stock

Our board of directors has adopted a share repurchase program with respect to our preferred stock whereby, upon the request of a holder of our Series 2016, Series 2017 or Series 2019 preferred stock, we may, at the sole discretion of the board of directors, repurchase their shares at the following prices, which are dependent on how long such preferred stockholder has held each share:

Share Purchase Anniversary	Repurchase Price
Less than 1 year	$8.80
1 year	$9.00
2 years	$9.20
3 years	$9.40
4 years	$9.60
5 years	$9.80
A stockholder’s death or complete disability, 2 years or more (Series 2019), 6 years or more (Series 2016 and Series 2017)	$10.00

Repurchase information on our Preferred Stock is disclosed in Note 8 above.

Common Stock

We suspended our share repurchase program in December 2020. Our board of directors approved the resumption of the share repurchase program effective for repurchases for the month ended June 30, 2021 onward.

Our share repurchase program provides that we may make repurchases, at our discretion, with an aggregate value of up to 2% of our aggregate net asset value or “NAV” each month and up to 5% of our NAV each quarter. We have no restrictions on the source of funds used to repurchase shares pursuant to our share repurchase program.

For our Class T, Class D and Class I shares, the repurchase price will be equal to the transaction price at the date of repurchase, or 95% of the transaction price on the repurchase date if the shares have been held for less than a year. For our Class A and Class TX shares, the repurchase price will be equal to the transaction price at the date of repurchase, subject to the following: (i) shares that have been outstanding six years or more will be repurchased at 100% of the transaction price, (ii) shares that have been outstanding for at least five years and less than six years will be repurchased at 95.0% of the transaction price, (iii) shares that have been outstanding for at least three years and less than five years will be repurchased at 90.0% of the transaction price and (iv) shares that have been outstanding for at least one year and less than three years will be repurchased at 85.0% of the transaction price. The transaction price is the then-current offering price per share, which is generally the most recently disclosed NAV per share.

Common Limited OP Units

Beginning one year after acquiring any Common Limited OP Units, common limited partners have the right to request CROP repurchase their Common Limited OP Units as described below. We may, in our sole discretion, honor the repurchase request at the following prices:

•

Beginning one year after acquisition of a Common Limited OP Unit and continuing for the three-year period thereafter, the purchase price for the repurchased Common Limited OP Unit shall be equal to 80% of the NAV of the Common Limited OP Units.

•

Beginning four years after acquisition of a Common Limited OP Unit and continuing for the two-year period thereafter, the purchase price for the repurchased Common Limited OP Units shall be equal to 85% of the NAV of the CROP Common Units.

•

Beginning six years after acquisition of a Common Limited OP Unit and continuing thereafter, the purchase price for the repurchased Common Limited OP Unit shall be equal to 90% of the NAV of the Common Limited OP Units.

Subject to our sole discretion, in the case of the death or complete disability of a limited partner, the repurchase of the Common Limited OP Units may occur at any time after acquisition of a Common Limited OP Unit and, if accepted by us, the purchase price for the repurchased Common Limited OP Units will be equal to 95% of the NAV of the Common Limited OP Units.

13.	Subsequent Events

We have evaluated subsequent events from December 31, 2021 up until the date the consolidated financial statements are issued for recognition or disclosure and have determined there are none to be reported or disclosed in the consolidated financial statements other than those mentioned below.

Series 2016 Preferred Stock Extension

In January 2022, we extended our Series 2016 Preferred Stock redemption date to the maximum extension date of January 31, 2023. On March 22, 2022, our board of directors approved the full redemption of our Series 2016 Preferred Stock which we expect to occur before the end of April 2022. We will continue to pay the extension dividend rate of 7.0% until the earlier of January 31, 2023 or the full redemption of the Series 2016 Preferred Stock. We intend to use funds from our Follow-on Offering, proceeds from financing activities discussed below, and our revolving credit facility to redeem the Series 2016 Preferred Stock.

Series 2017 Preferred Stock Payoff

Our Series 2017 Preferred Stock was fully redeemed on February 1, 2022 for approximately $2.6 million.

Financing Activities

On January 28, 2022, we refinanced Parc Westborough and placed it on our revolving credit facility, drawing an additional $1.7 million on that line. We also refinanced Sugarmont’s construction loan to a permanent $105.0 million mortgage, receiving net proceeds of $43.8 million.

In March 2022, we refinanced seven properties through individual, uncrossed loans with one lender for $362.2 million, receiving net proceeds of $111.7 million. All of the loans are on a 5 year term and carry a 3.4% fixed interest rate. Two of the properties are unconsolidated.

Performance Participation Allocation Payment

On January 31, 2021, the accrued $51.8 million performance participation allocation was paid in cash.

Status of the Private Offering

We sold 1,547,184 shares of Series 2019 Preferred Stock for aggregate gross offering proceeds of $15.4 million. In connection with the sale of these shares in the Private Offering, the Company paid aggregate selling commissions of $1.0 million and placement fees of $0.3 million. The offering was fully subscribed and terminated in March 2022.

Status of the Follow-on Offering

We sold the following through our Follow-on Offering ($ in thousands):

	Class
	T	I	A	TX	Total
Shares issued through Primary Offering	1,394,087	442,888	—	—	1,836,975
Shares issued through DRP Offering	19	456	26,120	—	26,595
Gross Proceeds	$25,000	$7,888	$458	$—	$33,346

Distributions Declared - Common Stock

We declared the following monthly distributions after December 31, 2021:

Shareholder Record Date	Monthly Rate	Annually
January 31, 2022	$0.05833333	$0.70
February 28, 2022	$0.05916667	$0.71
March 31, 2022	$0.05916667	$0.71

Grant of LTIP Unit Awards and RSU Awards

On January 7, 2022, grants of 105,826 time-based LTIP Units and 170,731 performance-based LTIP units were issued to executives, directors and employees.

Equity Incentive Plan

On March 22, 2022, our board of directors approved the Cottonwood Communities, Inc. 2022 Equity Incentive Plan (the “Plan”) to attract, retain and reward certain employees, consultants and/or directors for services they perform on behalf of the Company. The plan allows for the issuance of a maximum of 300,000 shares of common stock issued through restricted stock units or restricted stock awards. Awards may (but need not) be subject to service or performance vesting conditions. Upon adoption of the Plan, the compensation committee of the board of directors approved an aggregate grant of 20,038 restricted stock units with a four-year vesting schedule. The Company does not intend to issue awards to executive officers or directors pursuant to the Plan.

Cottonwood Communities, Inc.

Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2021 ($ in thousands)

					Initial Cost to Company			Gross Amount Carried as of December 31, 2021
Description	Location	Ownership Percent	Number of Units	Encumbrances	Land	Buildings, Intangibles and Improvements	Cost Capitalized Subsequent to Acquisition	Land	Buildings, Intangibles and Improvements	Total (1)	Accumulated Depreciation and Amortization (2)	Year(s) Built	Date Acquired
Stabilized Multifamily Apartment Communities:
Cason Estates	Murfreesboro, TN	100.0%	262	$(33,594)	$4,806	$46,666	$139	$4,806	$46,805	$51,611	$(2,869)	2005	5/7/2021
Cottonwood	Salt Lake City, UT	100.0%	264	(21,645)	6,556	40,745	776	6,556	41,521	48,077	(2,178)	1986	5/7/2021
Cottonwood One Upland	Boston, MA	100.0%	262	(20,000)	14,515	89,428	335	14,515	89,763	104,278	(8,137)	2016	3/19/2020
Cottonwood Reserve	Charlotte, NC	91.1%	352	(38,314)	12,634	64,986	269	12,634	65,255	77,889	(3,967)	2004	5/7/2021
Cottonwood West Palm	West Palm Beach, FL	100.0%	245	(35,995)	9,380	57,073	366	9,380	57,439	66,819	(6,934)	2018	5/30/2019
Cottonwood Westside	Atlanta, GA	100.0%	197	(25,506)	8,641	39,324	106	8,641	39,430	48,071	(2,358)	2014	5/7/2021
Enclave on Golden Triangle	Keller, TX	98.9%	273	(34,000)	4,888	46,712	168	4,888	46,880	51,768	(2,410)	2006	5/7/2021
Heights at Meridian	Durham, NC	100.0%	339	(33,750)	5,971	74,022	172	5,971	74,194	80,165	(4,158)	2015	5/7/2021
Melrose	Nashville, TN	100.0%	220	(47,100)	8,822	58,676	96	8,822	58,772	67,594	(4,057)	2015	5/7/2021
Parc Westborough	Boston, MA	100.0%	249	(38,010)	12,759	61,302	65	12,759	61,367	74,126	(4,088)	2016	5/7/2021
Pavilions	Albuquerque, NM	96.4%	240	(37,350)	5,924	55,177	241	5,924	55,418	61,342	(2,688)	1992	5/7/2021
Raveneaux	Houston, TX	97.0%	382	(26,675)	6,249	51,251	147	6,249	51,398	57,647	(2,983)	2000	5/7/2021
Regatta	Houston, TX	100.0%	490	(35,367)	8,449	39,651	601	8,449	40,252	48,701	(2,677)	1968-1976	5/7/2021
Retreat at Peachtree City	Peachtree City, GA	100.0%	312	(48,719)	5,669	66,888	282	5,669	67,170	72,839	(4,090)	1999	5/7/2021
Scott Mountain	Portland, OR	95.8%	262	(48,373)	6,952	63,758	151	6,952	63,909	70,861	(2,995)	1997, 2000	5/7/2021
Stonebriar of Frisco	Frisco, TX	84.2%	306	(36,400)	5,737	53,463	290	5,737	53,753	59,490	(2,715)	1999	5/7/2021
Summer Park	Buford, GA	98.7%	358	(44,620)	9,474	66,200	252	9,474	66,452	75,926	(4,029)	2001	5/7/2021
The Marq Highland Park	Tampa, FL	100.0%	239	(34,613)	6,280	59,424	149	6,280	59,573	65,853	(3,763)	2015	5/7/2021
Development Projects:
Cottonwood on Broadway	Salt Lake City, UT	18.8%	254	(27,476)	11,042	30,958	20,026	11,042	50,984	62,026	—	N/A	5/7/2021
Park Avenue	Salt Lake City, UT	23.6%	234	(29,520)	11,369	30,931	19,019	11,369	49,950	61,319	—	N/A	5/7/2021
Sugarmont(3)	Salt Lake City, UT	99.0%	341	(59,660)	17,838	94,662	21,193	17,838	115,855	133,693	(939)	N/A	5/7/2021
Cottonwood on Highland	Millcreek, UT	36.9%	250	—	7,405	1,695	15,797	7,405	17,492	24,897	—	N/A	5/7/2021
Other Developments	Various	Various	N/A	—	11,171	—	355	11,171	355	11,526	—	N/A	Various

Total			6,331	$(756,687)	$202,531	$1,192,992	$80,995	$202,531	$1,273,987	$1,476,518	$(68,035)

(1)	The aggregate cost of real estate for federal income tax purposes was $1.0 billion (unaudited) as of December 31, 2021.
(2)

Depreciation is recognized on a straight-line basis over the estimated useful asset lives of the related assets, which is 30 years for buildings and ranges from five to 15 years for land improvements, building improvements and furniture, fixtures and equipment. Intangible assets are amortized to depreciation and amortization over the remaining lease term.

(3)

Lease-up on initial available units at Sugarmont began in Q2 2021, with the completion of construction expected in Q2 2022. Sugarmont includes 341 units, of which 293 had been placed in service as of December 31, 2021. We own 99.0% of Sugarmont and the remaining one percent interest not owned by us has limited rights, including the right to control on behalf of the joint venture the prosecution and resolution of all litigation, claims, or causes of action that the joint venture has or may have against certain third parties associated with the design and construction of Sugarmont, as well as the obligation to defend any crossclaims resulting from these actions.

Cottonwood Communities, Inc.

Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2021 ($ in thousands)

The following table summarized the changes in our consolidated real estate assets and accumulated depreciation for the years ended December 31, 2021 and 2020 (in thousands):

	2021	2020
Real estate assets:
Balance at beginning of the year	$170,796	$66,644
Additions during the year:
Acquisitions	1,295,086 (1)	103,942
Improvements and development costs	80,775	210
Dispositions and deconsolidations during the year:
Dispositions and deconsolidations	(70,139)	—

Balance at end of the year	$1,476,518	$170,796

Accumulated depreciation and amortization:
Balance at beginning of the year	$(9,704)	$(2,738)
Depreciation and amortization	(61,243)	(6,966)
Dispositions and deconsolidations	2,912	—

Balance at end of the year	$(68,035)	$(9,704)

(1)

Aside from a portion of the other development real estate assets listed on our “Schedule III - Real Estate and Accumulated Depreciation,” all of our 2021 acquisitions of real estate were from the merger with CRII, which was an affiliated entity. The CRII Merger was accounted for as a business combination in accordance with ASC 805. See Note 3 for additional information regarding the CRII Merger including the amount of real estate assets acquired as part of the merger.